brf

Interim Financial Information

March 31, 2022

(A free translation of the original in Portuguese)

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	2

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	3

(in thousands of Brazilian Reais)

STATEMENTS OF FINANCIAL POSITION

		Parent company		Consolidated				Parent company		Consolidated
ASSETS	Note	03.31.22	12.31.21	03.31.22	12.31.21	LIABILITIES	Note	03.31.22	12.31.21	03.31.22	12.31.21
CURRENT ASSETS						CURRENT LIABILITIES
Cash and cash equivalents	4	4,648,258	4,633,816	9,082,246	7,528,820	Loans and borrowings	15	2,456,969	2,790,926	2,865,893	3,203,068
Marketable securities	5	332,653	324,771	343,029	346,855	Trade accounts payable	16	10,046,725	10,440,754	11,229,888	11,701,996
Trade and other receivables	6	6,171,126	7,270,531	3,314,044	4,107,156	Supply chain finance	17	1,832,960	2,237,975	1,832,960	2,237,975
Inventories	7	7,065,543	7,403,503	8,751,444	9,654,870	Lease liability	18	345,764	364,470	439,033	471,956
Biological assets	8	2,827,149	2,786,692	2,930,910	2,899,921	Payroll, related charges and employee profit sharing		715,358	810,960	766,890	900,394
Recoverable taxes	9	847,850	881,927	949,464	976,133	Taxes payable		243,919	246,744	469,784	454,038
Recoverable income taxes	9	50,481	29,784	114,359	71,762	Derivative financial instruments	24	155,347	325,430	157,566	327,443
Derivative financial instruments	24	243,067	132,498	243,639	134,551	Provision for tax, civil and labor risks	21	818,831	956,193	822,099	959,132
Restricted cash		25,543	24,963	25,543	24,963	Employee benefits	20	42,097	42,097	52,307	54,354
Assets held for sale		5,000	5,000	13,888	16,628	Advances from related parties	30	9,179,968	12,393,604	-	-
Other current assets		344,808	324,680	523,367	481,464	Other current liabilities		240,918	357,887	791,573	914,933
Total current assets		22,561,478	23,818,165	26,291,933	26,243,123	Total current liabilities		26,078,856	30,967,040	19,427,993	21,225,289

NON-CURRENT ASSETS						NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES						Loans and borrowings	15	17,277,776	19,320,254	19,711,342	22,252,962
Marketable securities	5	15,024	15,438	418,077	447,413	Trade accounts payable	16	11,523	8,718	11,523	12,628
Trade and other receivables	6	31,188	34,540	31,507	34,978	Lease liability	18	1,848,857	1,803,853	2,031,710	2,007,290
Recoverable taxes	9	4,859,694	4,765,453	4,869,426	4,780,096	Taxes payable		128,821	130,565	130,311	132,195
Recoverable income taxes	9	197,020	194,979	208,303	206,355	Provision for tax, civil and labor risks	21	688,034	517,522	729,181	558,500
Deferred income taxes	10	2,605,809	2,885,387	2,658,979	2,941,270	Deferred income taxes	10	-	-	16,942	23,710
Judicial deposits	11	565,149	545,631	571,166	550,319	Liabilities with related parties	30	46,845	45,921	-	-
Biological assets	8	1,413,743	1,367,013	1,459,101	1,414,482	Employee benefits	20	369,625	361,356	487,970	498,231
Derivative financial instruments	24	47,137	10,804	47,137	10,804	Derivative financial instruments	24	12,827	41,861	12,827	41,861
Restricted cash		1	1	1	1	Other non-current liabilities		260,079	251,512	351,685	325,098
Other non-current assets		126,211	70,228	131,483	76,757
Total long-term receivables		9,860,976	9,889,474	10,395,180	10,462,475	Total non-current liabilities		20,644,387	22,481,562	23,483,491	25,852,475

						EQUITY	22
						Capital		12,842,509	12,460,471	12,842,509	12,460,471
						Capital reserves		2,338,476	141,834	2,338,476	141,834
Investments	12	11,629,256	13,269,948	67,375	7,113	Other equity transactions		(58,991)	(67,531)	(58,991)	(67,531)
Property, plant and equipment	13	11,875,579	11,723,211	13,037,064	13,040,862	Accumulated losses		(1,001,320)	(2,132,230)	(1,001,320)	(2,132,230)
Intangible assets	14	3,219,061	3,210,336	5,822,245	6,149,814	Treasury shares		(127,286)	(127,286)	(127,286)	(127,286)
						Other comprehensive loss		(1,570,281)	(1,812,726)	(1,570,281)	(1,812,726)
						Attributable to controlling shareholders		12,423,107	8,462,532	12,423,107	8,462,532
Total non-current assets		36,584,872	38,092,969	29,321,864	29,660,264	Non-controlling interests		-	-	279,206	363,091
						Total equity		12,423,107	8,462,532	12,702,313	8,825,623
TOTAL ASSETS		59,146,350	61,911,134	55,613,797	55,903,387	TOTAL LIABILITIES AND EQUITY		59,146,350	61,911,134	55,613,797	55,903,387

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	4

(in thousands of Brazilian Reais)

STATEMENTS OF INCOME (LOSS)

		Parent company		Consolidated
		2022	2021	2022	2021
	Note	Jan - Mar	Restated (1) Jan - Mar	Jan - Mar	Restated (1) Jan - Mar
CONTINUING OPERATIONS
NET SALES	26	10,071,859	9,291,389	12,041,242	10,591,977
Cost of sales	29	(9,358,029)	(7,198,389)	(10,928,229)	(8,496,323)
GROSS PROFIT		713,830	2,093,000	1,113,013	2,095,654
OPERATING INCOME (EXPENSES)
Selling expenses	29	(1,272,112)	(1,109,588)	(1,490,602)	(1,342,298)
General and administrative expenses	29	(86,740)	(107,798)	(143,512)	(171,966)
Impairment loss on trade receivables	6	(3,397)	(2,556)	(3,303)	(3,420)
Other operating income (expenses), net	27	(5,939)	43,132	(2,673)	49,941
Income from associates and joint ventures	12	(1,868,686)	976,726	-	-
INCOME (LOSS) BEFORE FINANCIAL RESULTS AND INCOME TAXES		(2,523,044)	1,892,916	(527,077)	627,911
Financial income		191,468	108,870	214,025	122,655
Financial expenses		(810,994)	(710,928)	(803,865)	(626,417)
Foreign exchange and monetary variations		1,826,300	(1,304,691)	(184,462)	(98,878)
FINANCIAL INCOME (EXPENSES), NET	28	1,206,774	(1,906,749)	(774,302)	(602,640)
INCOME (LOSS) BEFORE TAXES		(1,316,270)	(13,833)	(1,301,379)	25,271
Income taxes	10	(221,638)	38,275	(245,082)	(2,810)
INCOME (LOSS) FROM CONTINUING OPERATIONS		(1,537,908)	24,442	(1,546,461)	22,461

LOSS FROM DISCONTINUED OPERATIONS	1.3	(34,540)	-	(34,540)	-
INCOME (LOSS) FOR THE PERIOD		(1,572,448)	24,442	(1,581,001)	22,461

Net Income (loss) from Continuing Operation Attributable to
Controlling shareholders		(1,537,908)	24,442	(1,537,908)	24,442
Non-controlling interest		-	-	(8,553)	(1,981)
		(1,537,908)	24,442	(1,546,461)	22,461

Net Loss From Discontinued Operations Attributable to
Controlling shareholders		(34,540)	-	(34,540)	-
Non-controlling interest		-	-	-	-
		(34,540)	-	(34,540)	-

INCOME (LOSS) PER SHARE FROM CONTINUED OPERATIONS
Weighted average shares outstanding - basic				974,273,625	807,707,162
Income (loss) per share - basic	23			(1.58)	0.03
Weighted average shares outstanding - diluted				974,273,625	809,043,375
Income (loss) per share - diluted	23			(1.58)	0.03

LOSSES PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic				974,273,625	-
Losses per share - basic	23			(0.04)	-
Weighted average shares outstanding - diluted				974,273,625	-
Losses per share - diluted	23			(0.04)	-
(1)	The amounts of (i) employee participation and bonuses, and (ii) freight and port expenses in intra-group transactions were subject to an immaterial classification error correction (note 3).

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	5

(in thousands of Brazilian Reais)

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Parent company		Consolidated
		2022	2021	2022	2021
	Note	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Income (loss) for the period		(1,572,448)	24,442	(1,581,001)	22,461
Other comprehensive income (loss), net of taxes
Loss on foreign currency translation of foreign operations		(80,327)	(48,311)	(155,934)	(80,360)
Gain (loss) on net investment hedge		210,404	(124,761)	210,404	(124,761)
Cash flow hedges – effective portion of changes in fair value	24	224,323	(201,592)	224,678	(201,592)
Cash flow hedges – reclassified to profit or loss	24	(115,708)	106,121	(115,708)	106,121
Items that are or may be reclassified subsequently to profit or loss		238,692	(268,543)	163,440	(300,592)
Equity investments measured at FVTOCI (1) - changes in fair value	5	-	26,030	-	26,030
Actuarial gains on pension and post-employment plans	20	3,753	3,900	3,673	3,854
Items that will not be reclassified to profit or loss		3,753	29,930	3,673	29,884
Comprehensive income (loss) for the period		(1,330,003)	(214,171)	(1,413,888)	(248,247)
Attributable to
Controlling shareholders		(1,330,003)	(214,171)	(1,330,003)	(214,171)
Non-controlling interest		-	-	(83,885)	(34,076)
		(1,330,003)	(214,171)	(1,413,888)	(248,247)
(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of income taxes and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	6

(in thousands of Brazilian Reais)

STATEMENTS OF CHANGES IN EQUITY

	Attributed to controlling shareholders
					Other comprehensive income (loss)
	Capital	Capital reserves	Other equity transactions	Treasury shares	Accumulated foreign currency translation adjustments	Gains (losses) on marketable securities at FVTOCI (2)	Gains (losses) on cash flow hedge	Actuarial gains (losses)	Retained losses	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT DECEMBER 31, 2020	12,460,471	141,834	246	(123,938)	(678,969)	7,016	(438,221)	(188,627)	(2,594,028)	8,585,784	227,750	8,813,534
Comprehensive income (loss) (1)
Gains (losses) on foreign currency translation of foreign operations	-	-	-	-	(386,542)	-	-	-	-	(386,542)	(16,933)	(403,475)
Loss on net investment hedge	-	-	-	-	(96,555)	-	-	-	-	(96,555)	-	(96,555)
Marketable securities at FVTOCI (2) - changes in fair value	-	-	-	-	-	26,030	-	-	-	26,030	-	26,030
Unrealized losses in cash flow hedge	-	-	-	-	-	-	(145,683)	-	-	(145,683)	(1,821)	(147,504)
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	-	131,168	-	131,168	(497)	130,671
Income for the year	-	-	-	-	-	-	-	-	419,455	419,455	17,929	437,384
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	(483,097)	26,030	(145,683)	131,168	419,455	(52,127)	(1,322)	(53,449)
Marketable securities at FVTOCI (2) - realized gain	-	-		-	-	(33,046)	-	-	33,046	-	-	-
Employee benefits remeasurement - defined benefit	-	-		-	-	-	-	(9,297)	9,297	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Share-based payments	-	-	(8,762)	(3,348)	-	-	-	-	-	(12,110)	-	(12,110)
Acquisition of non-controlling interests	-	-	(79,673)	-	-	-	-	-	-	(79,673)	(157,918)	(237,591)
Write-off of put option held by minority shareholders	-	-	20,658	-	-	-	-	-	-	20,658	294,661	315,319
Acquisition of treasury shares	-	-	-	-	-	-	-	-	-	-	-	-
BALANCES AT DECEMBER 31, 2021	12,460,471	141,834	(67,531)	(127,286)	(1,162,066)	-	(583,904)	(66,756)	(2,132,230)	8,462,532	363,091	8,825,623
Comprehensive income (loss) (1)
Losses on foreign currency translation of foreign operations	-	-	-	-	(80,327)	-	-	-	-	(80,327)	(75,607)	(155,934)
Gain on net investment hedge	-	-	-	-	210,404	-	-	-	-	210,404	-	210,404
Unrealized gains in cash flow hedge	-	-	-	-	-	-	108,615	-	-	108,615	355	108,970
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	-	3,753	-	3,753	(80)	3,673
Loss for the period	-	-	-	-	-	-	-	-	(1,572,448)	(1,572,448)	(8,553)	(1,581,001)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	-	130,077	-	108,615	3,753	(1,572,448)	(1,330,003)	(83,885)	(1,413,888)
Capital increase through issuance of shares (note 22.1)	500,000	4,900,000	-	-	-		-	-		5,400,000	-	5,400,000
Expenses with public exchange offer of shares (note 22.1)	(117,962)	-	-	-	-	-	-		-	(117,962)	-	(117,962)
Appropriation of income (loss)
Compensation of accumulated losses with capital reserve (note 22.3)	-	(2,703,358)	-	-	-	-	-	-	2,703,358	-	-	-
Share-based payments	-	-	8,540	-	-	-	-	-	-	8,540	-	8,540
BALANCES AT MARCH 31, 2022	12,842,509	2,338,476	(58,991)	(127,286)	(1,031,989)	-	(475,289)	(63,003)	(1,001,320)	12,423,107	279,206	12,702,313
(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	7

(in thousands of Brazilian Reais)

STATEMENTS OF CASH FLOWS

	Parent company		Consolidated
	2022	2021	2022	2021
		Restated (4)		Restated (4)
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
OPERATING ACTIVITIES
Income (loss) from continuing operations	(1,537,908)	24,442	(1,546,461)	22,461
Adjustments for:
Depreciation and amortization	328,613	343,103	401,823	423,224
Depreciation and depletion of biological assets	264,295	215,508	276,997	238,196
Result on disposal of property, plant and equipments and investment	(2,013)	(3,771)	(1,996)	(5,736)
Write-down of inventories to net realizable value	130,992	17,705	139,412	20,680
Provision for tax, civil and labor risks	115,851	34,262	116,915	34,538
Income from investments under the equity method	1,868,686	(976,726)	-	-
Financial results, net	(1,206,774)	1,906,749	774,302	602,640
Tax recoveries and gains in tax lawsuits	(7,816)	(54,998)	(9,691)	(54,998)
Deferred income tax	221,818	(38,275)	213,461	(29,082)
Employee profit sharing	(2,613)	8,122	(9,671)	20,560
Other provisions	(14,087)	(11,360)	(14,186)	2,218
	159,044	1,464,761	340,905	1,274,701
Trade accounts receivable	1,100,919	230,240	414,768	1,363,883
Inventories	206,968	(1,362,021)	487,199	(1,290,313)
Biological assets - current	(40,457)	(161,719)	(59,921)	(173,698)
Trade accounts payable	(660,219)	223,474	(763,224)	242,128
Supply chain finance	(399,906)	32,298	(399,906)	32,298
Cash generated by operating activities	366,349	427,033	19,821	1,448,999
Investments in securities at FVTPL (1)	-	(23,894)	(42,600)	(23,894)
Redemptions of securities at FVTPL (1)	7,330	22,478	61,403	22,588
Interest received	56,799	22,223	53,031	22,952
Payment of tax, civil and labor provisions	(98,138)	(147,116)	(98,128)	(147,116)
Derivative financial instruments	(1,622,674)	792,163	(1,612,465)	820,339
Other operating assets and liabilities (2)	(2,443,812)	(386,352)	3,348	(187,273)
Net cash provided by (used in) operating activities	(3,734,146)	706,535	(1,615,590)	1,956,595

INVESTING ACTIVITIES
Redemptions of securities at amortized cost	-	-	-	166,112
Redemptions of securities at FVTOCI (3)	-	-	-	86,059
Redemption of restricted cash	-	400	-	400
Additions to property, plant and equipment	(313,853)	(211,172)	(354,500)	(239,125)
Additions to biological assets - non-current	(306,388)	(260,000)	(329,103)	(288,034)
Proceeds from disposals of property, plant, equipments and investment	1,019	4,886	1,019	4,886
Additions to intangible assets	(53,480)	(46,071)	(55,681)	(41,228)
Business combination, net of cash	-	-	-	(41,212)
Capital increase in affiliates	(60,261)	(266)	(60,261)	(266)
Capital increase in subsidiaries	(83,000)	30,998	-	-
Net cash used in investing activities	(815,963)	(481,225)	(798,526)	(352,408)

FINANCING ACTIVITIES
Proceeds from debt issuance	27,415	21,105	208,809	142,964
Repayment of debt	(153,013)	(62,621)	(282,355)	(90,378)
Payment of interest	(383,281)	(379,718)	(454,257)	(456,015)
Payment of interest derivatives - fair value hedge	(33,288)	-	(33,288)	-
Capital increase through issuance of shares (note 22.1)	5,282,038	-	5,282,038	-
Acquisition of non-controlling interests	-	-	-	(238,421)
Payment of lease liabilities	(113,896)	(134,856)	(148,396)	(168,433)
Net cash provided by (used in) financing activities	4,625,975	(556,090)	4,572,551	(810,283)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	(61,424)	11,728	(605,009)	296,293
Net increase (decrease) in cash and cash equivalents	14,442	(319,052)	1,553,426	1,090,197
Balance at the beginning of the period	4,633,816	3,876,139	7,528,820	7,576,625
Balance at the end of the period	4,648,258	3,557,087	9,082,246	8,666,822
(1)	FVTPL: Fair Value Through Profit and Loss.
(2)	In the Parent company, contemplates mainly the effects of prepayments of exports with subsidiaries in the amount of R$3,220,112 in the three-month period ended on March 31, 2022 (R$(34,633) in the same period of the previous year).
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.
(4)	Restated due to the change of accounting policy for the presentation of interest paid as described in note 3.

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	8

(in thousands of Brazilian Reais)

STATEMENTS OF VALUE ADDED

	Parent company		Consolidated
	2022	2021	2022	2021
	Jan - Mar	Jan - Mar	Jan - Mar	Restated(1) Jan - Mar
1 - REVENUES	11,412,355	10,565,565	13,493,535	11,894,040
Sales of goods and products	11,109,473	10,320,539	13,157,220	11,622,715
Other income	(5,306)	43,970	(2,040)	50,779
Revenue related to construction of own assets	311,585	203,612	341,658	223,966
Expected credit losses	(3,397)	(2,556)	(3,303)	(3,420)
2 - SUPPLIES ACQUIRED FROM THIRD PARTIES	(8,986,554)	(6,660,934)	(10,514,337)	(8,014,710)
Costs of goods sold	(7,734,236)	(5,685,955)	(9,139,825)	(6,906,825)
Materials, energy, third parties services and other	(1,237,592)	(976,671)	(1,353,522)	(1,112,089)
Reversal for inventories losses	(14,726)	1,692	(20,990)	4,204
3 - GROSS ADDED VALUE (1-2)	2,425,801	3,904,631	2,979,198	3,879,330
4 - DEPRECIATION AND AMORTIZATION	(592,908)	(558,611)	(678,820)	(661,420)
5 - NET ADDED VALUE (3-4)	1,832,893	3,346,020	2,300,378	3,217,910

6 - RECEIVED FROM THIRD PARTIES	(1,677,852)	1,084,759	213,391	121,815
Income from associates and joint ventures	(1,868,686)	976,726	-	-
Financial income	191,468	108,871	214,025	122,653
Others	(634)	(838)	(634)	(838)

7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	155,041	4,430,779	2,513,769	3,339,725

8 - DISTRIBUTION OF ADDED VALUE	155,041	4,430,779	2,513,769	3,339,725
Payroll	1,270,477	1,233,378	1,486,481	1,384,199
Salaries	926,493	875,881	1,094,352	999,813
Benefits	277,558	293,095	319,626	315,329
Government severance indemnity fund for employees	66,426	64,402	72,503	69,057
Taxes, Fees and Contributions	1,372,103	1,104,455	1,492,654	1,155,412
Federal	705,638	425,294	766,255	474,121
State	654,133	668,209	712,387	667,999
Municipal	12,332	10,952	14,012	13,292
Capital Remuneration from Third Parties	(949,631)	2,068,504	1,081,095	777,653
Interests, including exchange variation	(991,386)	2,025,803	1,014,173	735,476
Rents	41,755	42,701	66,922	42,177
Interest on Own-Capital	(1,537,908)	24,442	(1,546,461)	22,461
Income (loss) for the period from continuing operations	(1,537,908)	24,442	(1,537,908)	24,442
Non-controlling interest	-	-	(8,553)	(1,981)
(1)	The comparative period was subject to an immaterial classification error correction in freight and port expenses intra-group transactions (note 3).

The accompanying notes are an integral part of the interim financial information.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	9

(in thousands of Brazilian Reais)

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(in thousands of Brazilian Reais)

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(in thousands of Brazilian Reais)

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(in thousands of Brazilian Reais)

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(in thousands of Brazilian Reais)

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(in thousands of Brazilian Reais)

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(in thousands of Brazilian Reais)

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(in thousands of Brazilian Reais)

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(in thousands of Brazilian Reais)

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BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	29

1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine, pet food and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix, Banvit, Biofresh and Gran Plus, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	30

1.1. Equity interest

				% equity interest
Entity		Main activity	Country (1)	03.31.22	12.31.21
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	99.99	99.99
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.		Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	0.01	0.01
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	4.36	4.36
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.64	95.64
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
ProudFood Lda.		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
One Foods Holdings Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Food Products Factory LLC	(b)	Import, export, industrialization and commercialization of products	UAE	49.00	49.00
Badi Ltd.		Holding	UAE	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products		Import and commercialization of products	Saudi Arabia	100.00	100.00
Joody Al Sharqiya Food Production Factory LLC		Import and commercialization of products	Saudi Arabia	100.00	100.00
BRF Kuwait Food Management Company WLL		Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")	(b)	Import, commercialization and distribution of products	Oman	70.00	70.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	UAE	100.00	100.00
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC	(b)	Import, commercialization and distribution of products	UAE	49.00	49.00
Federal Foods Qatar	(b)	Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.99	99.99
BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
Affinity Petcare Brasil Participações Ltda.		Holding	Brazil	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	50.00	50.00
Gewinner Participações Ltda.		Industrialization, distribution and sale of feed and nutrients for animals	Brazil	100.00	100.00
Hecosul Alimentos Ltda.		Manufacturing and sale of animal feed	Brazil	100.00	100.00
Hercosul Distribuição Ltda.		Import, export, wholesale and retail sale of food products for animals	Brazil	100.00	100.00
Hercosul Soluções em Transportes Ltda.		Road freight	Brazil	100.00	100.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	99.00	99.00
Paraguassu Participações S.A.		Holding	Brazil	100.00	100.00
Mogiana Alimentos S.A.		Manufacturing, distribution and sale of Pet Food products	Brazil	50.00	50.00
Hercosul International S.R.L.		Manufacturing, export, import and sale of feed and nutrients for animals	Paraguay	1.00	1.00
Potengi Holdings S.A.	(c)	Holding	Brazil	50.00	-
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda.		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
BRF Investimentos Ltda.	(a) (d)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia Chile S.A.		Import, export and commercialization of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	100.00	100.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.01	0.01
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
BRF Investimentos Ltda.	(a) (d)	Industrialization and commercialization of products	Brazil	0.01	0.01
(1)	UAE – United Arab Emirates.
(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.
(b)	For these entities, the Company has agreements that ensure full economic rights, except for AKF, in which the economic rights are of 99%.
(c)	Affiliate with subsidiary of AES Brasil Energia S.A. (note 12).
(d)	On February 11, 2022, the name of Sino dos Alpes Alimentos Ltda. was changed to BRF Investimentos Ltda.

Except for the associates PR-SAD Administração de bem próprio S.A. and Potengi Holdings S.A., in which the Company recognizes the investments by the equity method, all other entities presented in the table above were consolidated.

1.2. Business combinations

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	31

1.2.1.	Mogiana Group

On February 18, 2022, according to conditions established in the agreement, the Company, through its wholly-owned subsidiary BRF Pet, concluded the price adjustment of the consideration for the acquisition of Paraguassu Participações S.A. ("Paraguassu") and Affinity Petcare Brasil Participações Ltda. ("Affinity"), both owner of 100% of the capital stock of Mogiana Alimentos S.A. (together form the “Mogiana Group”). After the price adjustment, the fair value of the consideration transferred was R$477,408, of which R$290,225 were paid in cash, R$145,548 will be paid in the next 6 years and R$41,635 refers to contingent consideration.

Based on the price adjustment, there was a change in the determination of the value of the goodwill recognized. A summary of the final amounts in the business combination with the Mogiana Group are presented below:

Mogiana Group Combined	Fair value at the acquisition date
Assets
Cash and cash equivalents	938
Marketable securities	29,824
Trade and other receivables	59,758
Inventories	54,517
Recoverable taxes	27,748
Property, plant and equipment	139,042
Intangible assets	206,553
Other current and non-current assets	5,486
523,866
Liabilities
Trade accounts payable	55,919
Loans and borrowings	22,688
Lease liability	10,168
Taxes payable	11,487
Payroll, related charges and employee profit sharing	6,296
Provision for tax, civil and labor risks (1)	34,976
Employee benefits	2,081
Deferred income taxes	815
Other current and non-current liabilities	16,932
161,362

Net assets acquired	362,504

Fair value of consideration transferred	477,408

Goodwill	114,904
(1)	Includes R$28,853 related to contingent liabilities recognized in the business combination.

The goodwill of R$114,904 arising from the business combination consists mainly of the synergies expected with the combination of the operations BRF Pet, Mogiana Group and Hercosul Group strengthening the Company’s presence in the pet food sector.

1.3. Discontinued Operations

In the first quarter of 2022, BRF S.A. and certain of its subsidiaries entered into an agreement with Tyson International Holding Co. and Tyson Foods, Inc., in connection with the sale of BRF’s operations in Europe and Thailand, closed on June 3, 2019. This agreement provides for the termination of certain disputes related to losses incurred by the disposed entities and also terminates Tyson's license to use certain BRF trademarks, with payment of the amount equivalent to R$34,540 (USD7,000) by BRF. This transaction resulted in an expense which is presented under Net Loss from Discontinued Operations, consistently with the practice adopted in the sale of the operations in 2019.

1.4.	Investigations involving BRF
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	32

The Company has been subject to two investigations conducted by Brazilian governmental entities, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees. In 2021, the Division of Enforcement of the U.S. Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”) issued letters notifying the closure of the investigation against BRF, with no imposition of any sanctions or penalties against the Company.

The main impacts observed as result of the referred investigations were recorded in Other Operating Expenses in the amount of R$180 for the three-month period ended on March 31, 2022 (R$5,237 in the same period of the previous year) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already recorded, there are uncertainties about the outcome of these investigations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses. The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

1.5. Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2022 it takes place between April 2nd, 2022 and May 1st, 2022.

2.	BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL INFORMATION

The parent company’s and consolidated interim financial information were prepared in accordance with the accounting practices adopted in Brazil and with international financial reporting standards (“IFRS”), issued by International Accounting Standards Board (“IASB”). All the relevant information applicable to the interim financial information, and only them, are being evidenced and correspond to those used by administration in its management.

The parent company’s and consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), unless otherwise stated. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

The preparation of the parent company’s and consolidated interim financial information require Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The parent company’s and consolidated interim financial information were prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i) derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii) share-based payments and employee benefits measured at fair value;

(iii) biological assets measured at fair value; and

(iv) assets held for sale in instances where the fair value is lower than historical cost.

The Company prepared parent company’s and consolidated interim financial information under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	33

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial information, in this case quarterly financial information, aim to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not repeat the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information were prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2021 (note 3), except for the income taxes, which were measured according to CPC 21 / IAS 34 by applying the estimated annual effective tax rate to the Income (Loss) Before Taxes for the interim period.

As presented in the financial statements for the year ended on December 31, 2021 (note 3), the Company changed the classification of payment of interest in the statement of cash flows, reclassifying this item from Operating Activities to Financing Activities. To ensure comparability between the periods presented, the Company performed the following reclassifications in the three-month period ended on March 31, 2021:

						Jan - Mar 2021
			Parent company			Consolidated
	Previously presented	Reclassification	Restated	Previously presented	Reclassification	Restated
Net cash provided by operating activities	326,817	379,718	706,535	1,500,580	456,015	1,956,595
Net cash used in investing activities	(481,225)	-	(481,225)	(352,408)	-	(352,408)
Net cash provided by (used in) financing activities	(176,372)	(379,718)	(556,090)	(354,268)	(456,015)	(810,283)
Effect of exchange rate variation on cash and cash equivalents	11,728	-	11,728	296,293	-	296,293
Net increase in cash and cash equivalents	(319,052)	-	(319,052)	1,090,197	-	1,090,197

Also as presented in the financial statements for the year ended on December 31, 2021 (note 3), in order to improve the level of detail in the presentation of information in the financial statements, the Company began to classify the expenditures with employee participation and bonuses by function in the statement of income (loss).

Additionally, as of the three-month period ended on March 31, 2022, the Company performed the reclassification of freight and port expenses in intra-group transactions, beginning to classify them as Cost of Sales and no longer as Selling Expenses, as these are costs incurred to bring inventories to their current condition and location.

To ensure comparability between the periods presented, the Company performed the following reclassifications in the three-month period ended on March 31, 2021:

			Parent company					Consolidated
			2021				2021
			Jan - Mar					Jan - Mar
		Reclassification			Reclassification
	Previously presented	Employee participation and bonuses	Restated	Previously presented	Employee participation and bonuses	Freight and port expenses	Restated	Correspon-ding Notes
Cost of sales	(7,204,997)	6,608	(7,198,389)	(8,397,017)	1,489	(100,795)	(8,496,323)	29
Operating Income (Expenses):
Selling expenses	(1,103,976)	(5,612)	(1,109,588)	(1,433,026)	(10,067)	100,795	(1,342,298)	29
General and administrative expenses	(98,680)	(9,118)	(107,798)	(159,984)	(11,982)	-	(171,966)	29
Other operating income (expenses), net	35,010	8,122	43,132	29,381	20,560	-	49,941	27
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	34

4.	CASH AND CASH EQUIVALENTS
	Average rate (1)	Parent company		Consolidated
		03.31.22	12.31.21	03.31.22	12.31.21
Cash and bank accounts
U.S. Dollar	-	474	558	2,160,800	946,790
Saudi Riyal	-	-	-	369,436	312,728
Brazilian Reais	-	83,600	160,309	146,179	185,941
Euro	-	582	1,438	129,012	103,630
Turkish lira	-	-	-	139,352	42,899
Other currencies	-	1,600	140	530,187	601,520
		86,256	162,445	3,474,966	2,193,508
Cash equivalents
In Brazilian Reais
Investment funds	8.26%	3,601	3,641	3,601	3,641
Bank deposit certificates	12.02%	4,250,020	4,410,146	4,310,524	4,451,214
		4,253,621	4,413,787	4,314,125	4,454,855
In U.S. Dollar
Term deposit	0.46%	198,829	-	198,829	62,043
Overnight	0.15%	109,552	57,584	983,919	701,386
Other currencies
Term deposit	3.13%	-	-	110,407	117,028
		308,381	57,584	1,293,155	880,457
		4,648,258	4,633,816	9,082,246	7,528,820
(1)	Weighted average annual rate.

5.	MARKETABLE SECURITIES
			Average rate (2)	Parent company		Consolidated
	WAM (1)	Currency		03.31.22	12.31.21	03.31.22	12.31.21
Fair value through other comprehensive income
Stocks (3)	-	USD / HKD	-	-	-	11,091	13,338
Fair value through profit and loss
Financial treasury bills	2.79	R$	9.15%	332,653	324,771	332,653	324,771
Investment funds - FIDC BRF	1.96	R$	-	15,024	15,438	15,024	15,438
Other	0.55	R$ / ARS	-	-	-	10,376	22,084
				347,677	340,209	358,053	362,293
Amortized cost
Sovereign bonds and other (4)	1.33	AOA	4.03%	-	-	391,962	418,637
				347,677	340,209	761,106	794,268
Current				332,653	324,771	343,029	346,855
Non-current (5)				15,024	15,438	418,077	447,413

(1)	Weighted average maturity in years.
(2)	Weighted average annual rate.
(3)	It’s comprised of Aleph Farms Ltd. stocks.
(4)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected credit losses in the amount of R$5,785 (R$18,630 on December 31, 2021).
(5)	Maturity until December of 2023.

On March 31, 2022, the amount of R$139,109 (R$232,821 on December 31, 2021) classified as cash and cash equivalents and marketable securities were pledged as guarantee, with no use restrictions, for future contracts traded on B3.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	35

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES
	Parent company		Consolidated
	03.31.22	12.31.21	03.31.22	12.31.21
Trade accounts receivable
Domestic market
Third parties	924,557	1,504,012	1,037,704	1,610,300
Related parties	8,353	6,230	-	-
Foreign market
Third parties	456,424	578,747	2,787,259	3,087,642
Related parties	5,246,958	5,718,547	-	-
	6,636,292	7,807,536	3,824,963	4,697,942
( - ) Adjustment to present value	(10,617)	(10,688)	(14,251)	(14,394)
( - ) Expected credit losses	(518,163)	(588,946)	(559,963)	(638,583)
	6,107,512	7,207,902	3,250,749	4,044,965
Current	6,101,795	7,202,530	3,244,712	4,039,155
Non-current	5,717	5,372	6,037	5,810

Other receivables
Other receivables	111,076	114,563	111,076	114,565
( - ) Adjustment to present value	(1,216)	(1,609)	(1,216)	(1,610)
( - ) Expected credit losses	(15,058)	(15,785)	(15,058)	(15,786)
	94,802	97,169	94,802	97,169
Current	69,331	68,001	69,332	68,001
Non-current (1)	25,471	29,168	25,470	29,168
(1)	Weighted average maturity of 1.79 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), which has the sole purpose to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On March 31, 2022, FIDC BRF had an outstanding balance of R$751,647 (R$902,679 on December 31, 2021) in the parent company and consolidated related to such credit rights, which were written-off of the Company’s statement of financial position when the credits were sold.

On March 31, 2022, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$85,660 (R$88,098 on December 31, 2021).

The movements of the expected credit losses are presented below:

Parent company		Consolidated
	03.31.22	03.31.22
Beginning balance	(588,946)	(638,583)
(Additions) Reversals	(3,397)	(3,303)
Write-offs	3,745	5,003
Exchange rate variation	70,435	76,920
Ending balance	(518,163)	(559,963)

The aging of trade accounts receivable is as follows:

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	36

	Parent company		Consolidated
	03.31.22	12.31.21	03.31.22	12.31.21
Not overdue	6,082,966	7,199,276	3,055,619	3,933,343
Overdue
01 to 60 days	32,935	21,934	207,227	127,249
61 to 90 days	2,316	1,036	5,774	6,241
91 to 120 days	814	794	5,201	3,770
121 to 180 days	1,536	1,481	1,212	3,002
181 to 360 days	2,920	4,950	8,389	9,687
More than 360 days	512,805	578,065	541,541	614,650
( - ) Adjustment to present value	(10,617)	(10,688)	(14,251)	(14,394)
( - ) Expected credit losses	(518,163)	(588,946)	(559,963)	(638,583)
	6,107,512	7,207,902	3,250,749	4,044,965
7.	INVENTORIES
	Parent company		Consolidated
	03.31.22	12.31.21	03.31.22	12.31.21
Finished goods	3,570,120	3,170,964	4,829,421	4,914,882
Work in progress	280,470	253,801	302,063	272,997
Raw materials	2,081,286	2,768,167	2,347,271	3,126,017
Packaging materials	137,168	145,392	121,915	182,501
Secondary materials	747,520	755,623	847,432	790,801
Supplies	185,132	190,693	242,257	250,475
Imports in transit	145,145	115,873	145,418	115,950
Other	90,852	141,322	91,759	142,490
(-) Adjustment to present value	(172,150)	(138,332)	(176,092)	(141,243)
	7,065,543	7,403,503	8,751,444	9,654,870

The movements in the write-down of inventories to the net realizable value, for which the additions, reversals and write-offs were recorded against Cost of Sales, are presented in the table below:

	Parent company
				03.31.22
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(19,103)	(45,084)	(5,790)	(69,977)
Additions	(124,799)	(41,489)	(1,279)	(167,567)
Reversals	36,575	-	-	36,575
Write-offs	-	37,790	1,398	39,188
Ending balance	(107,327)	(48,783)	(5,671)	(161,781)

	Consolidated
				03.31.22
	Realizable value through sale	Impaired inventories	Obsolete inventories	Total
Beginning balance	(31,026)	(54,015)	(11,654)	(96,695)
Additions	(131,113)	(51,664)	(2,379)	(185,156)
Reversals	45,744	-	-	45,744
Write-offs	-	46,575	2,918	49,493
Exchange rate variation	765	990	494	2,249
Ending balance	(115,630)	(58,114)	(10,621)	(184,365)
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	37

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Parent company
							03.31.22
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	1,040,204	1,746,488	2,786,692	505,778	540,298	320,937	1,367,013
Additions/Transfer	3,825,561	2,554,513	6,380,074	31,225	121,247	19,278	171,750
Changes in fair value (1)	535,539	115,192	650,731	15,961	(67,030)	-	(51,069)
Harvest	-	-	-	-	-	(15,612)	(15,612)
Write-off	-	-	-	-	-	(451)	(451)
Transfer between current and non-current	22,059	35,829	57,888	(22,059)	(35,829)	-	(57,888)
Transfer to inventories	(4,438,872)	(2,609,364)	(7,048,236)	-	-	-	-
Ending balance	984,491	1,842,658	2,827,149	530,905	558,686	324,152	1,413,743

	Consolidated
							03.31.22
	Current			Non-current
	Live animals			Live animals
	Poultry	Pork	Total	Poultry	Pork	Forests	Total
Beginning balance	1,153,433	1,746,488	2,899,921	553,247	540,298	320,937	1,414,482
Additions/Transfer	4,289,782	2,554,513	6,844,295	45,456	121,247	19,278	185,981
Changes in fair value (1)	908,421	115,192	1,023,613	13,403	(67,030)	-	(53,627)
Harvest	-	-	-	-	-	(15,612)	(15,612)
Write-off	-	-	-	-	-	(451)	(451)
Transfer between current and non-current	23,719	35,829	59,548	(23,719)	(35,829)	-	(59,548)
Transfer to inventories	(5,258,171)	(2,609,364)	(7,867,535)	-	-	-	-
Exchange variation	(28,932)	-	(28,932)	(12,124)	-	-	(12,124)
Ending balance	1,088,252	1,842,658	2,930,910	576,263	558,686	324,152	1,459,101
(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$264,295 in the parent company and R$276,997 in the consolidated.
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	38

The book value and estimated quantities of live animals are set forth below:

	Parent company
	03.31.22		12.31.21
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	158,495	984,491	176,802	1,040,204
Immature pork	4,317	1,842,658	4,469	1,746,488
Total current	162,812	2,827,149	181,271	2,786,692

Production biological assets
Immature poultry	6,087	206,699	5,510	174,706
Mature poultry	10,079	324,206	10,420	331,072
Immature pork	220	149,180	223	141,101
Mature pork	447	409,506	452	399,197
Total non-current	16,833	1,089,591	16,605	1,046,076
	179,645	3,916,740	197,876	3,832,768
	Consolidated
	03.31.22		12.31.21
	Quantity (thousand of heads)	Book value	Quantity (thousand of heads)	Book value
Consumable biological assets
Immature poultry	178,794	1,088,252	197,859	1,153,433
Immature pork	4,317	1,842,658	4,469	1,746,488
Total current	183,111	2,930,910	202,328	2,899,921

Production biological assets
Immature poultry	6,748	225,871	6,170	192,017
Mature poultry	11,380	350,392	11,621	361,230
Immature pork	220	149,180	223	141,101
Mature pork	447	409,506	452	399,197
Total non-current	18,795	1,134,949	18,466	1,093,545
	201,906	4,065,859	220,794	3,993,466

The Company has forests pledged as collateral for financing and tax and civil contingencies on March 31, 2022 in the amount of R$65,034 in the parent company and in the consolidated (R$69,308 in the parent company and in the consolidated on December 31, 2021).

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	39

9.	RECOVERABLE TAXES

The rollforward of recoverable taxes are set forth below:

		Parent company
	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	03.31.22
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,811,678	165,220	(29,516)	(49,983)	61	1,897,460
(-) Impairment		(137,589)	(8,483)	17,544	6,451	-	(122,077)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,658,067	119,160	(217,834)	-	27,342	2,586,735
(-) Impairment		(14,228)	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		928,037	1,601	(3,960)	-	29,105	954,783
(-) Impairment		(1,984)	-	1,984	-	-	-
INSS
Recoverable INSS		318,126	1,294	-	-	4,169	323,589
Other
Other recoverable taxes		85,803	(2,498)	(934)	-	-	82,371
(-) Impairment		(530)	-	(559)	-	-	(1,089)
		5,647,380	276,294	(233,275)	(43,532)	60,677	5,707,544

Current		881,927					847,850
Non-current		4,765,453					4,859,694

	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Restatement	03.31.22
Income taxes
Recoverable income taxes		240,652	(8,737)	-	-	31,475	263,390
(-) Impairment		(15,889)	-	-	-	-	(15,889)
		224,763	(8,737)	-	-	31,475	247,501

Current		29,784					50,481
Non-current		194,979					197,020
(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.
		Consolidated
	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	03.31.22
ICMS and VAT	9.1
Recoverable ICMS and VAT		1,886,027	199,176	(44,094)	(49,983)	61	(12,671)	1,978,516
(-) Impairment		(137,854)	(8,483)	17,543	6,450	-	-	(122,344)
PIS and COFINS	9.2
Recoverable PIS and COFINS		2,685,276	119,400	(221,571)	-	27,342	-	2,610,447
(-) Impairment		(14,228)	-	-	-	-	-	(14,228)
IPI	9.3
Recoverable IPI		929,645	1,736	(3,977)	-	29,103	-	956,507
(-) Impairment		(1,984)	-	1,984	-	-	-	-
INSS
Recoverable INSS		318,138	2,084	-	-	4,169	-	324,391
Other
Other recoverable taxes		92,216	(2,491)	(2,505)	-	-	(59)	87,161
(-) Impairment		(1,007)	-	(553)	-	-	-	(1,560)
		5,756,229	311,422	(253,173)	(43,533)	60,675	(12,730)	5,818,890

Current		976,133						949,464
Non-current		4,780,096						4,869,426

	Note	12.31.21	Additions	Offset / Reversals	Transfers (1)	Interest	Exchange variation	03.31.22
Income taxes
Recoverable income taxes		294,050	39,667	(13,181)	-	31,478	(13,419)	338,595
(-) Impairment		(15,933)	-	-	-	-	-	(15,933)
		278,117	39,667	(13,181)	-	31,478	(13,419)	322,662

Current		71,762						114,359
Non-current		206,355						208,303
(1)	The transfers occur from Recoverable Taxes to Other Current Assets and Other Non-Current Assets when sales of credits are made to third parties.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	40

9.1.	ICMS – Tax on Movement of Goods and Services and VAT – Value Added Taxes

The Company has recoverable ICMS balances in the States of Paraná, Santa Catarina, Mato Grosso do Sul, Minas Gerais and Amazonas, which will be realized in the short and long term, based on the recoverability study reviewed and approved by the Management.

In other jurisdictions outside Brazil, value added taxes (VAT) are due in regular operations of the Company with goods and services.

9.2.	PIS and COFINS –Social Integration Plan and Contribution for Social Security Financing

As of March 31, 2022, the updated balance of the processes related to the exclusion of the ICMS from the PIS and COFINS calculation basis recognized by the Company is R$2,259,726 (R$2,341,737 as of December 31, 2021). The amount of R$109,350 related do these credits was offset against other federal taxes in the three-month period ended on March 31, 2022 (R$59,327 in the same period of the previous year).

In the study prepared by the Management, its realization is estimated through offsetting with federal taxes or through reimbursement of the amounts as expectation below:

PIS and COFINS
Current	501,529
Non-current	1,758,197
2023	718,149
2024	414,279
2025	625,769
2,259,726
9.3.	IPI - Industrialized Product Tax

The Company recognized relevant tax assets as result of gains from lawsuits related to IPI, specially “crédito prêmio”. The balance referring to these assets in the parent company and consolidated on March 31, 2022 is R$966,013 (R$945,845 on December 31, 2021), of which R$949,086 (R$919,982 on December 31, 2021) is recorded as Recoverable Taxes and the remainder, referring to cases in which the government will reimburse in cash, is recorded as Other Non-Current Assets, in the amount of R$16,927 (R$16,927 on December 31, 2021).

According to projections prepared by the Management, its realization is estimated through the refund of the amounts as expected below:

IPI
Current	8,936
Non-current	966,013
2023	16,927
2025	697,086
2026	252,000
974,949
9.4.	Realization of Brazilian federal tax credits

The Company received in cash, through court orders related to recoverable IPI balances, the amount of R$8,936 in the three-month period ended on March 31, 2022 in the parent company and consolidated (null in the same period of the previous year).

The Company used PIS, COFINS, IPI, and other recoverable taxes to offset federal taxes payable such as INSS, Income Taxes and Other in the amount of R$222,728 in the three-month period ended on March 31, 2022 (R$303,976 in the same period of the previous year), preserving its liquidity and optimizing its capital structure.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	41

10.	DEFERRED INCOME TAXES
10.1.	Breakdown
	Parent company		Consolidated
	03.31.22	12.31.21	03.31.22	12.31.21
Assets
Tax losses carryforward	2,828,252	2,805,912	2,847,667	2,822,754
Negative calculation basis (social contribution)	1,018,171	1,040,511	1,025,160	1,046,574

Temporary differences - Assets
Provisions for tax, civil and labor risks	467,170	456,206	469,252	458,229
Expected credit losses	159,725	184,230	160,049	184,643
Impairment on tax credits	54,235	64,297	54,235	64,297
Provision for other obligations	100,379	136,571	112,218	150,609
Employees' profit sharing	2,273	47,227	2,273	47,227
Write-down to net realizable value of inventories	55,006	25,204	57,132	27,934
Employees' benefits plan	139,986	137,174	149,017	148,990
Lease basis difference	100,449	95,563	100,449	95,563
Unrealized losses on derivatives, net	-	21,310	-	21,310
Other temporary differences	17,099	20,501	35,003	42,566
	4,942,745	5,034,706	5,012,455	5,110,696

Temporary differences - Liabilities
Goodwill amortization basis difference	(322,151)	(307,442)	(322,151)	(307,442)
Depreciation (useful life) basis difference	(895,771)	(884,245)	(901,061)	(895,407)
Business combination (1)	(911,329)	(900,108)	(927,871)	(920,214)
Unrealized gains on derivatives, net	(154,295)	-	(154,295)	-
Unrealized fair value gains, net	(31,508)	(37,109)	(31,953)	(37,692)
Other temporary differences	(21,882)	(20,415)	(33,087)	(32,381)
	(2,336,936)	(2,149,319)	(2,370,418)	(2,193,136)

Total deferred taxes	2,605,809	2,885,387	2,642,037	2,917,560

Total Assets	2,605,809	2,885,387	2,658,979	2,941,270
Total Liabilities	-	-	(16,942)	(23,710)
	2,605,809	2,885,387	2,642,037	2,917,560
(1)	The deferred tax liability on business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

The roll-forward of deferred income taxes, net, is set forth below:

Parent company		Consolidated
	03.31.22	03.31.22
Beginning balance	2,885,387	2,917,560
Deferred income taxes recognized in income from continuing operations	(221,818)	(213,461)
Deferred income taxes recognized in other comprehensive income	(57,714)	(57,713)
Deferred income and social contribution taxes recognized in business combination	(46)	(50)
Other (1)	-	(4,299)
Ending balance	2,605,809	2,642,037
(1)	Related to the foreign exchange variation effect on the balances in foreign companies.
10.2.	Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as the differences are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits on tax losses carryforward, Management considers its budget and strategic plans, which were approved by the Board of Directors, adjusted for changes in economic assumptions and based on the estimates of the main tax additions and exclusions. The recoverability study is reviewed by the Fiscal

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	42

Council and approved by the Board of Directors. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as presented below:

	Parent company	Consolidated
2022	50,574	50,574
2023	307,778	309,537
2024	294,687	299,366
2025	352,431	359,969
2026	392,953	400,725
2027 to 2029	1,362,961	1,367,518
2030 and 2031	1,085,039	1,085,138
	3,846,423	3,872,827

The Company has tax losses carryforward in Brazil, which at current tax rates represent R$6,286,222 on March 31, 2022 (R$6,204,203 on December 31, 2021). Within this amount, R$3,846,423 on March 31, 2022 and (R$3,846,423 on December 31, 2021) are recognized as an asset, according to the recoverability expectation. The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire and the use to offset income taxes payable is limited to 30% of future taxable income.

10.3.	Effective income tax rate reconciliation
	Parent company		Consolidated
	2022	2021	2022	2021
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar

Income (loss) before taxes - continued operations	(1,316,270)	(13,833)	(1,301,379)	25,271
Nominal tax rate	34%	34%	34%	34%
Benefit (expense) at nominal rate	447,532	4,703	442,469	(8,592)
Adjustments to income taxes
Income from associates and joint ventures	(635,353)	332,087	-	-
Difference of tax rates on results of foreign subsidiaries	-	-	122,432	63,756
Difference of functional currency of foreign subsidiaries	-	-	(775,894)	240,543
Deferred tax assets not recognized (1)	(103,636)	(500,322)	(103,636)	(500,322)
Interest on overpayment of taxes	19,717	-	19,737	-
Share-based payment	(6,002)	(5,627)	(6,002)	(5,627)
Penalties	(884)	(2,312)	(884)	(2,312)
Investment grant	27,038	23,346	27,038	23,346
Adjustment to the expcted annual rate	-	160,999	-	160,999
Other permanent differences	29,950	25,401	29,658	25,399
	(221,638)	38,275	(245,082)	(2,810)

Effective rate	-16.8%	276.7%	-18.8%	11.1%

Current tax	180	-	(31,621)	(31,892)
Deferred tax	(221,818)	38,275	(213,461)	29,082
(1)	Amount related to the non-recognition of deferred tax on tax losses carryforward in the parent company and in the consolidated, due to limited capacity of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly-owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly-owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	43

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Parent company
				03.31.22
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	257,244	245,136	43,251	545,631
Additions	-	19,767	18,380	38,147
Release in favor of the Company	(1,512)	(3,960)	(212)	(5,684)
Release in favor of the counterparty	-	(22,124)	(958)	(23,082)
Interest	3,540	5,584	1,013	10,137
Ending balance	259,272	244,403	61,474	565,149
	Consolidated
				03.31.22
	Tax	Labor	Civil, commercial and other	Total
Beginning balance	259,468	246,007	44,844	550,319
Additions	39	19,945	19,405	39,389
Release in favor of the Company	(1,512)	(3,960)	(212)	(5,684)
Release in favor of the counterparty	-	(22,135)	(958)	(23,093)
Interest	3,595	5,586	1,066	10,247
Exchange rate variation	-	(12)	-	(12)
Ending balance	261,590	245,431	64,145	571,166

12.	INVESTMENTS
12.1.	Partnership with AES Brasil Energia S.A.

On August 16, 2021, the Company executed an investment agreement with a subsidiary of AES Brasil Energia S.A. to incorporate an entity in partnership for the construction of a wind energy park for self-generation in the wind farm complex of Cajuína, Rio Grande do Norte, with an installed capacity of 160MWm (average Megawatt), generating 80MWm to be supplied to the Company by means of a 15-year power purchase agreement.

The partnership was closed on March 14, 2022, date in which the first capital contribution was made by BRF S.A. in the amount of R$60,060 in Potengi Holdings S.A., affiliated entity. From that date, BRF became owner of 50% of the capital stock and 24% of the economic rights of Potengi Holdings S.A.

The operation of the park is scheduled to begin by 2024.

12.2.	Composition and the rollforward the investments
	Parent company		Consolidated
	03.31.22	12.31.21	03.31.22	12.31.21
Investments	11,628,673	13,269,365	66,781	6,520
Participation in subsidiaries	11,561,892	13,262,845	-	-
Participation in affiliates	66,781	6,520	66,781	6,520
Other investments	583	583	594	593
	11,629,256	13,269,948	67,375	7,113

The rollforward of the direct investments in subsidiaries and affiliates of the parent company during the three-month period is set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	44

	Subsidiaries												Affiliates
	BRF Energia S.A.	BRF GmbH	Establec. Levino Zaccardi	BRF Pet S.A.	PSA Labor. Veter. Ltda	Hercosul International S.R.L.	Sadia Alimentos S.A.	Proud Food Lda	Sadia Uruguay S.A.	Sadia Chile S.A.	Eclipse Holding Cooperatief	VIP S.A. Empr. e Particip. Imob	Potengi Holdings S.A. (1)	PR-SAD Adm. Bem próprio S.A.	Total
															03.31.22
a) Participation as of March 31, 2022
% of participation	100.00%	100.00%	99.99%	100.00%	99.99%	1.00%	43.10%	10.00%	100.00%	60.00%	0.01%	100.00%	50.00%	33.33%
Total quantity of shares and quotas	7,176,530	1	9,918,875	2,087,898,669	5,463,850	200,000	594,576,682	150,000	2,352,881,073	3,027,987,368	10,000	14,249,459	184,199,688	-
Quantity of shares and quotas held	7,176,530	1	9,918,538	2,087,898,669	5,463,849	2,000	256,253,695	15,000	2,352,881,073	1,816,792,421	1	14,249,459	92,090,655	-
													-
b) Information as of March 31, 2022
Share capital	7,177	6,523	1,765	1,069,740	5,564	63,362	338,054	19,816	497,012	16,169	334,999	1,311	-	-
Shareholders' equity	540	10,341,711	59	1,033,243	8,206	27,062	4,303	89,520	89,520	(45,120)	(712)	2,388	-	-
Fair value of assets and liabilities acquired	-	-	-	-	-	136	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	278	-	-	-	-	-	-	-	-
Income (loss) for the period	(56)	(1,872,711)	21	(6,256)	85	(860)	869	199	1,486	14,524	(525)	38	-	-

c) Movements of investments
Beginning balance (12.31.21)	596	12,101,820	77	1,051,231	8,121	772	1,942	614	95,322	-	-	2,350	-	6,520	13,269,365
Result Movements
Income (loss)	(56)	(1,872,711)	21	(6,244)	85	(13)	(116)	20	1,373	8,917	-	38	-	-	(1,868,686)
Capital movements
Capital increase (reduction)	-	-	-	83,000	-	-	-	-	-	-	-	-	-	201	83,201
Acquisition (sale) of equity interest	-	-	-	-	-	-	-	-	-	-	-	-	60,060	-	60,060
Exchange rate variation on goodwill	-	-	-	-	-	(21)	-	-	-	-	-	-	-	-	(21)
Other
Other comprehensive income	-	147,142	(39)	(11,744)	-	(53)	29	51	(7,175)	2,269	-	-	-	-	130,480
Constitution (reversal) of provision for loss	-	-	-	-	-	-	-	-	-	(11,186)	-	-	-	-	(11,186)
Discontinued operations	-	(34,540)	-	-	-	-	-	-	-	-	-	-	-	-	(34,540)
Ending balance (03.31.22)	540	10,341,711	59	1,116,243	8,206	685	1,855	685	89,520	-	-	2,388	60,060	6,721	11,628,673
(1)	Economic participation of 24%.

On March 31, 2022, these subsidiaries and affiliates do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	45

13.	PROPERTY, PLANT AND EQUIPMENT

The rollforward of property, plant and equipment is set forth below:

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers (2)	03.31.22
Cost
Land		554,968	2,378	-	7,551	564,897
Buildings, facilities and improvements		10,436,213	135,752	(12,318)	150,642	10,710,289
Machinery and equipment		8,109,401	5,301	(23,731)	251,711	8,342,682
Furniture and fixtures		113,358	36	(240)	11,323	124,477
Vehicles		203,697	36	(463)	-	203,270
Construction in progress		1,096,575	311,585	-	(426,956)	981,204
Advances to suppliers		7,523	(1,035)	-	-	6,488
		20,521,735	454,053	(36,752)	(5,729)	20,933,307

Depreciation
Land (3)	20.97%	(20,305)	(1,736)	-	-	(22,041)
Buildings, facilities and improvements	9.56%	(4,188,543)	(146,488)	12,298	2	(4,322,731)
Machinery and equipment	6.98%	(4,420,596)	(128,197)	20,065	166	(4,528,562)
Furniture and fixtures	6.67%	(56,748)	(1,542)	193	(168)	(58,265)
Vehicles	28.15%	(112,332)	(14,149)	352	-	(126,129)
		(8,798,524)	(292,112)	32,908	-	(9,057,728)
		11,723,211	161,941	(3,844)	(5,729)	11,875,579
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$5,729 to intangible assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$935 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	46

	Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Transfers (2)	Exchange rate variation	03.31.22
Cost
Land		710,017	2,378	(134)	7,551	(22,052)	697,760
Buildings, facilities and improvements		11,294,650	182,167	(21,060)	147,320	(122,520)	11,480,557
Machinery and equipment		8,735,375	5,541	(25,040)	261,256	(100,171)	8,876,961
Furniture and fixtures		150,865	39	(265)	11,731	(6,251)	156,119
Vehicles		384,289	36	(464)	-	(26,918)	356,943
Construction in progress		1,144,725	341,658	(2,499)	(433,822)	(7,466)	1,042,596
Advances to suppliers		33,109	6,775	-	-	(5,785)	34,099
		22,453,030	538,594	(49,462)	(5,964)	(291,163)	22,645,035

Depreciation
Land (3)	15.34%	(36,788)	(2,999)	134	-	2,665	(36,988)
Buildings, facilities and improvements	8.20%	(4,494,435)	(173,451)	21,040	8,887	42,746	(4,595,213)
Machinery and equipment	6.83%	(4,612,648)	(140,634)	21,342	(8,779)	42,948	(4,697,771)
Furniture and fixtures	6.66%	(72,820)	(2,072)	211	(168)	2,964	(71,885)
Vehicles	27.89%	(195,477)	(25,118)	352	-	14,129	(206,114)
		(9,412,168)	(344,274)	43,079	(60)	105,452	(9,607,971)
		13,040,862	194,320	(6,383)	(6,024)	(185,711)	13,037,064
(1)	Weighted average annual rate.
(2)	Refers to the transfer of R$6,024 for intangible assets.
(3)	Land depreciation refers to right-of-use assets. The amount of R$935 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	47

The amount of capitalized borrowing costs during the three-month period ended on March 31, 2022 was of R$23,921 in the parent company and R$25,847 in the consolidated (R$10,183 in the parent company and in the consolidated in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 8.37% p.a. in the parent company and 8.54% p.a. in the consolidated (6.50% p.a. in the parent company and in the consolidated in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

		Parent company		Consolidated
	Type of collateral	03.31.22	12.31.21	03.31.22	12.31.21
Land	Financial/Tax	151,151	150,420	151,151	150,420
Buildings, facilities and improvements	Financial/Tax	1,221,744	1,207,344	1,224,062	1,209,662
Machinery and equipment	Financial/Labor/Tax/Civil	1,311,070	1,280,116	1,312,095	1,284,033
Furniture and fixtures	Financial/Tax	15,408	14,960	15,408	14,960
Vehicles	Financial/Tax	247	276	247	276
		2,699,620	2,653,116	2,702,963	2,659,351

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

		Parent company
	Average rate (1)	12.31.21	Additions	Disposals	Transfers	03.31.22
Cost
Goodwill		1,783,655	-	-	-	1,783,655
Trademarks		1,152,885	-	-	-	1,152,885
Non-compete agreement		69,950	-	(42)	-	69,908
Outgrowers relationship		4,740	-	(249)	-	4,491
Patents		2,485	-	-	-	2,485
Software		726,021	-	(67,448)	49,372	707,945
Intangible in progress		71,072	53,480	-	(43,643)	80,909
		3,810,808	53,480	(67,739)	5,729	3,802,278

Amortization
Non-compete agreement	66.31%	(68,587)	(625)	42	-	(69,170)
Outgrowers relationship	25.07%	(4,425)	(44)	249	-	(4,220)
Patents	10.00%	(2,301)	(6)	-	-	(2,307)
Software	39.59%	(525,159)	(36,759)	54,398	-	(507,520)
		(600,472)	(37,434)	54,689	-	(583,217)
		3,210,336	16,046	(13,050)	5,729	3,219,061
(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	48

		Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Business combination (note 1.2)	Transfers	Exchange rate variation	03.31.22
Cost
Goodwill		3,425,183	-	-	(4,026)	-	(186,359)	3,234,798
Trademarks		1,733,335	-	-	-	-	(24,875)	1,708,460
Non-compete agreement		110,208	-	(43)	-	-	(5,740)	104,425
Outgrowers relationship		4,740	-	(249)	-	-	-	4,491
Patents		3,518	-	-	-	-	(243)	3,275
Customer relationship		1,119,534	-	-	-	-	(169,107)	950,427
Software		770,399	2	(67,446)	-	50,324	(7,246)	746,033
Intangible in progress		98,716	55,680	-	-	(44,360)	(6,588)	103,448
		7,265,633	55,682	(67,738)	(4,026)	5,964	(400,158)	6,855,357

Amortization
Non-compete agreement	49.02%	(106,749)	(737)	43	-	-	5,740	(101,703)
Outgrowers relationship	25.07%	(4,425)	(44)	249	-	-	-	(4,220)
Patents	10.00%	(2,928)	(13)	-	-	-	149	(2,792)
Customer relationship	8.00%	(437,774)	(20,327)	-	-	-	74,052	(384,049)
Software	31.73%	(563,943)	(37,363)	54,398	-	60	6,500	(540,348)
		(1,115,819)	(58,484)	54,690	-	60	86,441	(1,033,112)
		6,149,814	(2,802)	(13,048)	(4,026)	6,024	(313,717)	5,822,245
(1)	Weighted average annual rate.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	49

15.	LOANS AND BORROWINGS
	Parent company
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	03.31.22
Local currency
Working capital	Fixed	5.13% (5.14% on 12.31.21)	0.4	383,342	-	(10,998)	(279)	4,651	-	376,716
Certificate of agribusiness receivables (3)	IPCA	16.44% (16.57% on 12.31.21)	1.7	967,948	-	-	-	37,421	-	1,005,369
Export credit facility (4)	Fixed / CDI / FX USD	13.49% (10.99% on 12.31.21)	4.0	3,500,875	-	-	(61,925)	59,624	(327,776)	3,170,798
Debentures	CDI / IPCA	15.62% (15.54% on 12.31.21)	7.1	4,210,015	(122)	-	(69,726)	159,348	-	4,299,515

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	27,537	-	(91)	123	-	31,170

				9,065,781	27,415	(10,998)	(132,021)	261,167	(327,776)	8,883,568

Foreign currency
Bonds	Fixed / FX USD and EUR	4.92% (4.92% on 12.31.21)	12.7	12,764,287	-	-	(247,678)	176,133	(1,960,010)	10,732,732
Export credit facility	Fixed / LIBOR /FX USD	3.06% (3.06% on 12.31.21)	4.0	281,112	-	(142,015)	(3,582)	1,942	(19,012)	118,445
				13,045,399	-	(142,015)	(251,260)	178,075	(1,979,022)	10,851,177
				22,111,180	27,415	(153,013)	(383,281)	439,242	(2,306,798)	19,734,745

Current				2,790,926						2,456,969
Non-current				19,320,254						17,277,776

(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificates of Agribusiness Receivables (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	On March 31, 2022, includes the amount of R$1,814,224 (R$2,160,061 on December 31, 2021) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

The maturity schedule of the loans and borrowings is presented on note 24.3.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	50

	Consolidated
	Charges (p.a.)	Average rate (1)	WAMT (2)	12.31.21	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	03.31.22
Local currency
Working capital	Fixed / CDI	5.22% (5.24% on 12.31.21)	0.5	406,962	-	(12,273)	(279)	4,905	-	399,315
Certificate of agribusiness receivables (3)	IPCA	16.44% (16.57% on 12.31.21)	1.7	967,948	-	-	-	37,421	-	1,005,369
Development bank credit lines	TJLP / TLP/ IPCA / FINAME	4.26% (3.12% on 12.31.21)	2.4	7,679	-	(2,894)	(136)	89	-	4,738
Debentures	CDI / IPCA	15.62% (15.54% on 12.31.21)	7.1	4,210,015	(122)	-	(69,726)	159,348	-	4,299,515
Export credit facility (4)	Fixed / CDI / FX USD	8.20% (10.87% on 12.31.21)	5.4	3,516,273	-	(15,706)	(61,925)	59,932	(327,776)	3,170,798

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.21)	-	3,601	27,537	-	(91)	123	-	31,170
				9,112,478	27,415	(30,873)	(132,157)	261,818	(327,776)	8,910,905

Foreign currency
Bonds	Fixed / FX USD and EUR	4.82% (4.82% on 12.31.21)	11.2	15,544,012	-	-	(304,701)	206,330	(2,376,375)	13,069,266
Export credit facility	Fixed / LIBOR / FX USD	3.74% (3.43% on 12.31.21)	1.3	311,385	-	(145,932)	(4,176)	2,146	(20,875)	142,548
Advances for foreign exchange rate contracts	Fixed / FX USD	-	-	3,103	-	(2,766)	-	(53)	(284)	-
Working capital	Fixed / FX TRY and USD	17.28% (13.35% on 12.31.21)	1.5	485,052	181,394	(102,784)	(13,223)	17,008	(112,931)	454,516

				16,343,552	181,394	(251,482)	(322,100)	225,431	(2,510,465)	13,666,330
				25,456,030	208,809	(282,355)	(454,257)	487,249	(2,838,241)	22,577,235

Current				3,203,068						2,865,893
Non-current				22,252,962						19,711,342
(1)	Weighted average annual rate.
(2)	Weighted average maturity in years.
(3)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(4)	On March 31, 2022, includes the amount of R$1,814,224 (R$2,160,061 on December 31, 2021) referring to an Export Credit Facility issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

On March 31, 2022 and on December 31, 2021 the Company did not have any financial covenant clauses related to its loans and borrowings agreements.

The maturity schedule of the loans and borrowings is presented on note 24.3.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	51

15.1.	Revolving credit facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, in line with the adoption of measures to extend its average debt maturity and reduce the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. On October 28, 2020 the Company retained an additional revolving credit facility before Banco do Brasil, up to the limit of R$1,500,000, for the next three years. The referenced credit facilities can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of March 31, 2022, the credit facilities were available, but unused.

15.2. Guarantees

	Parent company		Consolidated
	03.31.22	12.31.21	03.31.22	12.31.21
Total loans and borrowings	19,734,745	22,111,180	22,577,235	25,456,030
Mortgage guarantees	31,170	3,601	31,170	20,343
Related to FINAME	-	-	-	16,742
Related to tax incentives and other	31,170	3,601	31,170	3,601

On March 31, 2022, the amount of bank guarantees contracted by the Company was of R$478,901 (R$478,468 as of December 31, 2021) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.95% p.a. (1.93% p.a. as of December 31, 2021).

16.	TRADE ACCOUNTS PAYABLE
	Parent company		Consolidated
	03.31.22	12.31.21	03.31.22	12.31.21
Trade accounts payable
Domestic market
Third parties	9,437,334	9,687,524	9,544,995	9,812,778
Related parties	7,304	26,106	-	-
Foreign market
Third parties	771,153	850,441	1,857,120	2,019,824
	10,215,791	10,564,071	11,402,115	11,832,602

(-) Adjustment to present value	(157,543)	(114,599)	(160,704)	(117,978)
	10,058,248	10,449,472	11,241,411	11,714,624

Current	10,046,725	10,440,754	11,229,888	11,701,996
Non-current	11,523	8,718	11,523	12,628

Within the trade accounts payable balance as of March 31, 2022, R$3,419,153 in the parent company and R$3,616,538 in the consolidated (R$3,754,104 in the parent company and R$3,905,827 in the consolidated as of December 31, 2021) correspond to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	52

17.	SUPPLY CHAIN FINANCE
Parent company and Consolidated
	03.31.22	12.31.21
Supply chain finance
Domestic market	1,603,953	1,971,441
Foreign market	261,314	293,732
	1,865,267	2,265,173

(-) Adjustment to present value	(32,307)	(27,198)
	1,832,960	2,237,975

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without identifiable changes in other commercial conditions. The operations presented in this line item are the ones in which there were changes in the payment terms and prices negotiated with the suppliers.

On March 31, 2022, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.88% and 1.21% p.m. (0.67% to 1.02% p.m. on December 31, 2021).

On March 31, 2022, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.13% and 0.43% p.m. (0.19% to 0.39% p.m. on December 31, 2021).

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	53

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, outgrowers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

	Parent company
	Average rate (1)	12.31.21	Additions	Disposals	03.31.22
Cost
Land		47,514	-	-	47,514
Buildings		2,912,644	135,753	(6,197)	3,042,200
Machinery and equipment		111,979	4,447	(7,549)	108,877
Vehicles		196,249	-	(464)	195,785
Software		79,732	-	(67,428)	12,304
		3,348,118	140,200	(81,638)	3,406,680

Depreciation
Land	15.66%	(19,958)	(1,717)	-	(21,675)
Buildings	25.74%	(1,183,829)	(92,035)	6,220	(1,269,644)
Machinery and equipment	62.77%	(72,335)	(15,165)	7,451	(80,049)
Vehicles	28.57%	(106,405)	(13,992)	353	(120,044)
Software	61.25%	(61,193)	(2,631)	54,377	(9,447)
		(1,443,720)	(125,540)	68,401	(1,500,859)
		1,904,398	14,660	(13,237)	1,905,821
(1)	Weighted average annual rate.
	Consolidated
	Average rate (1)	12.31.21	Additions	Disposals	Exchange rate variation	03.31.22
Cost
Land		145,394	-	(134)	(15,002)	130,258
Buildings		3,223,625	180,057	(14,938)	(46,890)	3,341,854
Machinery and equipment		117,412	4,447	(7,571)	(362)	113,926
Vehicles		369,979	-	(464)	(26,708)	342,807
Software		79,731	-	(67,428)	-	12,303
		3,936,141	184,504	(90,535)	(88,962)	3,941,148

Depreciation
Land	9.36%	(36,439)	(2,979)	134	2,665	(36,619)
Buildings	20.30%	(1,383,968)	(114,562)	14,962	31,407	(1,452,161)
Machinery and equipment	52.54%	(73,385)	(15,534)	7,472	(281)	(81,728)
Vehicles	28.72%	(189,817)	(23,992)	352	13,726	(199,731)
Software	61.49%	(61,193)	(2,631)	54,377	-	(9,447)
		(1,744,802)	(159,698)	77,297	47,517	(1,779,686)
		2,191,339	24,806	(13,238)	(41,445)	2,161,462
(1)	Weighted average annual rate.
18.2.	Lease liabilities
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	54

	Parent company
	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	03.31.22
Land	6.7	32,693	-	(1,626)	(968)	968	-	31,067
Buildings	7.8	1,977,283	135,753	(79,786)	(19,106)	38,467	(5,269)	2,047,342
Machinery and equipment	3.9	40,220	4,447	(15,196)	(762)	762	(10)	29,461
Vehicles	2.3	98,460	-	(14,561)	(1,934)	1,934	(126)	83,773
Software	2.3	19,667	-	(2,727)	(140)	140	(13,962)	2,978

		2,168,323	140,200	(113,896)	(22,910)	42,271	(19,367)	2,194,621

Current		364,470						345,764
Non-current		1,803,853						1,848,857
(1)	Weighted average maturity in years.

	Consolidated
	WAM (1)	12.31.21	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	03.31.22
Land	8.2	126,293	-	(1,139)	(3,490)	3,490	-	(15,242)	109,912
Buildings	1.7	2,095,375	180,057	(103,984)	(20,436)	39,795	(5,268)	(15,392)	2,170,147
Machinery and equipment	1.3	45,218	4,447	(15,575)	(862)	860	(10)	(648)	33,430
Vehicles	1.7	192,694	-	(24,971)	(2,760)	2,760	(125)	(13,322)	154,276
Software	2.3	19,666	-	(2,727)	(140)	140	(13,961)	-	2,978
		2,479,246	184,504	(148,396)	(27,688)	47,045	(19,364)	(44,604)	2,470,743

Current		471,956							439,033
Non-current		2,007,290							2,031,710
(1)	Weighted average maturity in years.

18.3.	Lease liabilities maturity schedule

The maturity schedule of the minimum required future payments is presented below:

	Parent company	Consolidated
	03.31.22	03.31.22
Current	345,764	439,033
Non-current	1,848,857	2,031,710
April to december 2023	300,511	361,195
2024	344,499	372,125
2025	272,113	286,763
2026	197,792	202,670
2027 onwards	733,942	808,957
	2,194,621	2,470,743
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	55

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below:

	03.31.22		12.31.21
Contract Terms	Nominal rate % p.a.	Real rate % p.a.	Nominal rate % p.a.	Real rate % p.a.
1 year	-	-	5.34%	0.86%
2 years	-	-	5.24%	1.02%
3 years	-	-	6.83%	2.60%
4 years	12.24%	6.61%	8.49%	4.41%
5 years	-	-	9.69%	4.85%
6 years	-	-	10.61%	5.15%
7 years	-	-	11.18%	10.56%
12 years	-	-	9.85%	5.55%
16 years	-	-	12.44%	6.70%
17 years	-	-	13.12%	6.77%
18 years	-	-	13.01%	6.70%
20 years	-	-	12.95%	7.07%

The nominal rates presented above as of March 31, 2022 refer to the incremental borrowing rates used in contracts recognized in the first quarter of 2022 and the rates as of December 31, 2021 refer to the rates used in contracts recognized during the year ended December 31, 2021.

18.5.	Amounts recognized in the statement of income

The amounts directly recognized in the statement of income presented below relate to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

Parent Company		Consolidated
	2022	2022
	Jan - Mar	Jan - Mar
Variable payments not included in the lease liabilities	13,170	52,916
Expenses related to short-term leases	13,972	32,467
Expenses related to low-value assets	1,790	1,808
	28,932	87,191
19.	SHARE-BASED PAYMENT

The rules for the restricted shares plans granted to executives were disclosed in the financial statements for the year ended December 31, 2021 (note 19).

The breakdown of the outstanding shares granted is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

06.01.19	06.01.22	674,296	189,512	30.61
07.01.19	07.01.22	1,141,353	310,072	30.61
09.16.19	10.01.22	68,605	22,867	30.61
06.01.20	06.01.23	3,571,736	2,142,385	21.28
07.01.21	07.01.24	2,883,737	2,622,344	28.58
		8,339,727	5,287,180
(1)	Amounts expressed in Brazilian Reais.
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	56

The rollforward of the granted options and shares for the three-month period ended on March 31, 2022, is presented as follows:

Consolidated

Outstanding options/stocks as of December 31, 2021	5,395,519
Forfeiture (1) :
Restricted stocks – grant of July, 2021	(59,625)
Restricted stocks – grant of June, 2020	(38,469)
Restricted stocks – grant of June, 2019	(10,245)
Outstanding options/stocks as of March 31, 2022	5,287,180
(1)	The forfeitures are related to the resignation of eligible executive before the end of the vesting period.

The Company has registered under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$214,490 (R$205,949 as of December 31, 2021) and in the amount of R$32,414 under non-current liabilities (R$11,816 as of December 31, 2021). In the statement of income for the three-month period ended on March 31, 2022 the amount recognized as expense was R$30,086 in the parent company and in the consolidated (R$20,309 in the same period of the previous year in the parent company and in the consolidated).

20.	EMPLOYEES BENEFITS PLANS

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2021 (note 20) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Parent company		Consolidated
	Liabilities		Liabilities
	03.31.22	12.31.21	03.31.22	12.31.21
Medical assistance	197,702	193,545	197,702	195,345
F.G.T.S. Penalty (1)	54,899	53,881	54,899	53,881
Award for length of service	100,473	98,474	100,473	98,474
Other	58,648	57,553	187,203	204,885
	411,722	403,453	540,277	552,585

Current	42,097	42,097	52,307	54,354
Non-current	369,625	361,356	487,970	498,231
(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company estimated costs for pension and post-employment plans for the year of 2022, according to an appraisal report prepared in 2021 by an actuarial expert and recorded in the statement of income for the three month period ended on March 31, 2022 against other comprehensive income a gain of R$3,753 in the parent company and R$3,673 in consolidated, net of taxes (R$3,900 in the parent company and R$3,854 in consolidated in the same period of the previous year).

21.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

Company’s Management believes that, based on the elements existing at the base date of these interim financial information, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as with probable loss, and contingent liabilities is presented below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	57

	Parent company
					03.31.22
	Tax	Labor	Civil, commercial and other	Contingent liabilities (1)	Total
Beginning balance	397,067	624,258	354,531	97,859	1,473,715
Additions	48,234	87,835	13,853	-	149,922
Reversals	(578)	(52,631)	(5,295)	(50)	(58,554)
Payments	(47,627)	(60,589)	(13,006)	-	(121,222)
Interest	10,976	44,168	7,860	-	63,004
Ending balance	408,072	643,041	357,943	97,809	1,506,865

Current					818,831
Non-current					688,034
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia.
	Consolidated
					03.31.22
	Tax	Labor	Civil, commercial and other	Contingent liabilities (1)	Total
Beginning balance	400,101	628,767	357,013	131,751	1,517,632
Additions	48,234	88,826	13,986	-	151,046
Reversals	(579)	(52,662)	(5,325)	(50)	(58,616)
Payments	(47,627)	(60,589)	(13,005)	-	(121,221)
Interest	11,047	44,192	7,927	-	63,166
Exchange rate variation	(25)	(659)	(42)	(1)	(727)
Ending balance	411,151	647,875	360,554	131,700	1,551,280

Current					822,099
Non-current					729,181
(1)	Contingent liabilities recognized at fair value as of the acquisition date, arising from the business combination with Sadia, Hercosul and Mogiana.

The Company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. Such contingencies have the same characteristics of those disclosed in 2021 financial statements and on March 31, 2022, had balances of, R$1,951,500 (R$1,679,407 as of December 31, 2021) for civil risks, R$ 271,096 (R$338,999 as of December 31, 2021) for labor risks and R$12,670,128 (R$12,499,764 as of December 31, 2021) for tax risks, of which solely the ones arising from the business combination with Sadia, Hercosul and Mogiana are provisioned, measured by the estimated fair value at the business combination date: R$131,700 (R$131,751 as of December 31, 2021).

22.	EQUITY
22.1.	Capital stock

On January 17, 2022 an Extraordinary General Shareholders’ Meeting was held and approved the amendment to the limit of authorization for capital increase, regardless of statutory reform, which was set to 1,325,000,000 ordinary shares. On the same occasion, the capital increase of the Company was also approved, through public offering of up to 325,000,000 new ordinary shares.

The pricing of the public offering of shares was on February 1, 2022 and the Board of Directors approved the offering of 270,000,000 shares at the price of R$20.00 (twenty Brazilian Reais), in a total amount of R$5,400,000. From this amount, R$500,000 were allocated to the capital stock and the remaining was allocated to the formation of a capital reserve. The settlement of the offering was on February 4, 2022 and incurred expenses of R$117,962.

On March 31, 2022, the subscribed and paid capital of the Company was R$13,053,418, which is composed of 1,082,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$210,909, made on July 22, 2009 and February 4, 2022.

22.1.1.	Breakdown of capital stock by nature
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	58

Parent company
	03.31.22	12.31.21
Common shares	1,082,473,246	812,473,246
Treasury shares	(5,053,554)	(5,053,554)
Outstanding shares	1,077,419,692	807,419,692
22.1.2.	Rollforward of outstanding shares
Parent company
Quantity of outstanding of shares
	03.31.22	12.31.21
Shares at the beginning of the period	807,419,692	807,707,162
Purchase of treasury shares	-	(1,232,300)
Issue of shares on 02.01.22	270,000,000	-
Delivery of restricted shares	-	944,830
Shares at the end of the period	1,077,419,692	807,419,692

22.2.	Capital reserves and Other equity transactions

The capital reserves contemplate only the balances related with results on the sale and exchange of stocks, in compatibility with the Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law.

Parent company and Consolidated
	03.31.22	12.31.21
Capital reserves	2,338,476	141,834
Other equity transactions	(58,991)	(67,531)
Share-based payments	214,489	205,949
Acquisition of non-controlling interest	(273,260)	(273,260)
Capital transactions with controlled entities	(220)	(220)
	2,279,485	74,303
22.3.	Absorption of accumulated losses

On January 31, 2022 the Company offset accumulated losses with capital reserves, as provided in Law 6.404/1976 (“Lei das S.A”) – Brazilian Corporate Law in the amount of R$2,703,358.

22.4.	Treasury shares

The Company has 5,053,554 shares held in treasury, with an average cost of R$25.19 (twenty-five Brazilian Reais and nineteen cents) per share and corresponding market value of R$93,946.

Parent company
Quantity of outstanding of shares
	03.31.22	12.31.21
Shares at the beggining of the period	5,053,554	4,766,084
Purchase of treasury shares	-	1,232,300
Delivery of restricted shares	-	(944,830)
Shares at the end of the period	5,053,554	5,053,554

The Company has share buyback program, approved on September 30, 2021 up to the limit of 3,696,858 common shares, with an 18-month term. Up to March 31, 2022, the Company repurchased 1.232.300 common shares at the cost of R$27,721 under the Restricted Shares Plan.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	59

23.	EARNINGS (LOSS) PER SHARE
	Continued operations		Discontinued operations	Continued and discontinued operations
	2022	2021	2022	2022
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Basic numerator
Net earnings (loss) for the period attributable to controlling shareholders	(1,537,908)	24,442	(34,540)	(1,572,448)
Basic denominator
Common shares	1,082,473,246	812,473,246	1,082,473,246	1,082,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	974,273,625	807,707,162	974,273,625	974,273,625
Net earnings (loss) per share basic - R$	(1.58)	0.03	(0.04)	(1.61)

Diluted numerator
Net earnings (loss) for the period attributable to controlling shareholders	(1,537,908)	24,442	(34,540)	(1,572,448)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	974,273,625	807,707,162	974,273,625	974,273,625
Number of potential shares	-	1,336,213	-	-
Weighted average number of outstanding shares - diluted	974,273,625	809,043,375	974,273,625	974,273,625
Net earnings (loss) per share diluted - R$	(1.58)	0.03	(0.04)	(1.61)

For the three-month period ended on March 31, 2021, the Income (loss) from discontinued operations was null.

24.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
24.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations. The Risk Policy was approved by the Board of Directors on December 16, 2021, is valid for one year and is available at the Company’s website. The Company’s risk management strategies, objectives and governance are disclosed in the financial statements for the year ended on December 31, 2021.

24.2.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents. The Company’s credit risk exposure can be assessed in notes 4, 5 and 6.

On March 31, 2022, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco do Brasil, Banco BNP Paribas, Banco BTG Pactual, Banco Itaú, Banco Pan, Banco Safra, Banco Santander, Banco Votorantim, Caixa Econômica Federal, HSBC and J.P. Morgan Chase Bank.

The Company also held derivative contracts with the following financial institutions: Akbank T.A.S., Banco Bradesco, Banco Itaú, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BNP Paribas, Banco XP, Citibank, Deutsche Bank, Goldman Sachs, J.P. Morgan Chase Bank, Morgan Stanley, Rabobank and T. Garanti Bankasi A.Ş.

24.3.	Capital management and liquidity risk

On March 31, 2022, the non-current consolidated gross debt, as presented below, represented 87.62% (86.78% as of December 31, 2021) of the total gross debt, which has an average term of nine years.

The Company monitors the gross debt and net debt as set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	60

	Consolidated
	03.31.22			12.31.21
	Current	Non-current	Total	Total
Foreign currency loans and borrowings	(1,822,658)	(11,843,672)	(13,666,330)	(16,343,552)
Local currency loans and borrowings	(1,043,235)	(7,867,670)	(8,910,905)	(9,112,478)
Derivative financial instruments, net	86,073	34,310	120,383	(223,949)
Gross debt	(2,779,820)	(19,677,032)	(22,456,852)	(25,679,979)

Cash and cash equivalents	9,082,246	-	9,082,246	7,528,820
Marketable securities	343,029	418,077	761,106	794,268
Restricted cash	25,543	1	25,544	24,964
	9,450,818	418,078	9,868,896	8,348,052
Net debt	6,670,998	(19,258,954)	(12,587,956)	(17,331,927)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

	Parent company
	03.31.22
	Book value	Contractual cash flow	Up to 12 months	Apr - Dec 2023	2024	2025	2026	2027 onwards
Non derivative financial liabilities
Loans and borrowings	19,734,745	29,717,729	3,265,592	3,083,696	2,444,853	2,050,394	1,559,306	17,313,888
Principal		20,405,684	2,125,805	2,396,983	1,621,161	1,291,166	867,382	12,103,187
Interest		9,312,045	1,139,787	686,713	823,692	759,228	691,924	5,210,701
Trade accounts payable	10,058,248	10,215,791	10,204,268	5,352	3,917	1,180	1,074	-
Supply chain finance	1,832,960	1,865,267	1,865,267	-	-	-	-	-
Lease liabilities	2,194,621	2,814,340	369,449	337,455	413,350	348,862	270,949	1,074,275
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	5,422	5,422	-	-	-	-	-	5,422
Currency derivatives	26	26	26	-	-	-	-	-
Commodities derivatives	106,346	(98,748)	(91,342)	(7,406)	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	56,380	56,380	56,380	-	-	-	-	-
	Consolidated
	03.31.22
	Book value	Contractual cash flow	Up to 12 months	Apr - Dec 2023	2024	2025	2026	2027 onwards
Non derivative financial liabilities
Loans and borrowings	22,577,235	30,630,678	3,581,048	2,964,161	3,549,315	2,083,306	3,411,544	15,041,304
Principal		23,101,605	2,751,449	2,416,618	1,634,542	1,304,547	2,884,569	12,109,880
Interest		7,529,073	829,599	547,543	1,914,773	778,759	526,975	2,931,424
Trade accounts payable	11,241,411	11,402,115	11,390,592	5,352	3,917	1,180	1,074	-
Supply chain finance	1,832,960	1,865,267	1,865,267	-	-	-	-	-
Lease liabilities	2,470,743	3,150,552	469,107	405,599	446,497	367,644	277,631	1,184,074
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	5,422	5,422	-	-	-	-	-	5,422
Currency derivatives	26	26	26	-	-	-	-	-
Commodities derivatives	106,346	106,346	98,940	7,406	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	58,599	58,599	58,599	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated by factors unrelated to its best interests, or have its value substantially modified outside the normal course of business.

24.4. Market risk management

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	61

24.4.1.	Interest rate risk

The Company’s exposure to interest rates is set forth below:

Consolidated
				03.31.22
	Notional
Index	Assets	Liabilities	Derivative financial instruments	Exposure, Net
Fixed
Fixed Reais	170,345	(424,282)	(6,506,598)	(6,760,535)
Fixed U.S. Dollars (USD)	3,574,008	(13,913,304)	6,007,189	(4,332,107)
Fixed Turkish Liras (TRY)	70,267	(427,871)	(71,067)	(428,671)
Fixed Euros (EUR)	786,811	(876,045)	668,026	578,792
Fixed Other	585,616	-	(97,550)	488,066
Floating
Floating IPCA Reais	-	(4,331,732)	3,600,000	(731,732)
Floating CDI Reais	4,681,850	(1,678,268)	(3,600,000)	(596,418)
Floating Libor U.S. Dollars (USD)	-	(118,445)	-	(118,445)
	9,868,897	(21,769,947)	-	(11,901,050)
Interest and fair value adjustment of derivatives	-	(807,289)	120,383	(686,906)
Total	9,868,897	(22,577,236)	120,383	(12,587,956)

The derivative financial instruments used to hedge the exposure to interest rates as of March 31, 2022 are presented in the table below:

03.31.22
							Fair value (R$)
Fair value hedge - Derivative instruments	Hedged Object	Maturity	Asset	Liability	Notional		Instrument	Object (1)
Parent company and Consolidated
Interest rate swap	Debenture - 1st Issue - 3rd series - IPCA + 5.50% p.a.	2nd Qtr. 2026	IPCA + 5.50% p.a.	CDI + 0.29% p.a.	400,000	BRL	10,496	(8,262)
Interest rate swap	Debenture - 2nd Issue - 1st series - IPCA + 5.30% p.a.	3rd Qtr. 2027	IPCA + 5.30% p.a.	CDI + 2.16% p.a.	705,000	BRL	16,836	43,843
Interest rate swap	Debenture - 2nd Issue - 2nd series - IPCA + 5.60% p.a.	3rd Qtr. 2030	IPCA + 5.60% p.a.	CDI + 2.29% p.a.	1,495,000	BRL	(2,200)	117,274
Interest rate swap	Debenture - 3rd Issue - single series - IPCA + 4.78% p.a.	2nd Qtr. 2031	IPCA + 4.78% p.a.	CDI + 0.12% p.a.	1,000,000	BRL	10,749	12,238
					3,600,000		35,881	165,093
(1)	Corresponds to the accumulated amount of fair value hedge adjustments on the hedged items, included in the carrying amount of the debentures.
24.4.2.	Foreign exchange risk

i. Statement of financial position exposure

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	Consolidated
	03.31.22	12.31.21
Cash and cash equivalents	3,731,613	2,064,631
Trade accounts receivable	5,324,547	6,377,104
Trade accounts payable	(1,142,613)	(1,221,354)
Loans and borrowings	(13,986,934)	(16,726,412)
Other assets and liabilities, net	(12,950)	49,732
Exposure of assets and liabilities in foreign currencies	(6,086,337)	(9,456,299)
Derivative financial instruments (hedge)	6,506,598	8,454,971
Exposure in result, net	420,261	(1,001,328)
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	62

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	03.31.22	12.31.21
Argentinian Peso (ARS)	(5,376)	(5,783)
Angolan kwanza (AOA)	275,034	318,660
Euros (EUR)	121,968	33,381
Yen (JPY)	44,851	77,178
Turkish Liras (TRY)	128,797	266,541
U.S. Dollars (USD)	(145,013)	(1,691,305)
Total	420,261	(1,001,328)

The Company is exposed to other currencies, although they have been grouped in the currencies above due to its high correlation or for not being individually significant.

The derivative financial instruments acquired to hedge the foreign currency statement of financial position exposure on March 31, 2022 are not designated as hedge accounting and are set forth below:

03.31.22
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Parent company
Non-deliverable forward	EUR	BRL	2nd Qtr. 2022	EUR	150,000	5.3093	(1,504)
Non-deliverable forward	USD	BRL	2nd Qtr. 2022	USD	1,055,928	4.8622	(50,999)
Futures - B3	USD	BRL	2nd Qtr. 2022	USD	151,000	5.6169	(3,877)
							(56,380)

Subsidiaries
Non-deliverable forward	EUR	JPY	2nd Qtr. 2022	EUR	18,628	134.2045	572
Non-deliverable forward	USD	EUR	2nd Qtr. 2022	EUR	41,763	1.1015	(1,832)
Non-deliverable forward	USD	TRY	2nd Qtr. 2022	USD	15,000	14.8953	(387)
Total Consolidated							(58,027)
ii.	Operating income exposure

The derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on March 31, 2022 are set forth below:

03.31.22
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Parent company and consolidated
Non-deliverable forward	USD Exports	BRL	USD	2nd Qtr. 2022	USD	166,000	5.3356	91,343
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2022	USD	8,000	4.9713	684
Collar	USD Exports	BRL	USD	2nd Qtr. 2022	USD	30,000	5.8056	21,862
								113,889
iii.	Investments exposure

The non-derivative financial instruments designated as net investment hedge instruments on March 31, 2022 are set forth below:

03.31.22
Net investment hedge - Non-derivative instruments	Object (Investment)	Liability	Maturity	Notional		Rate	Fair value (1)
Parent company and consolidated
Bond - BRF SA BRFSBZ 4.35	Federal Foods LLC	USD	3rd Qtr. 2026	USD	75,673	3.7649	(74,323)
Bond - BRF SA BRFSBZ 4.35	BRF Kuwait Food Management Company WLL	USD	3rd Qtr. 2026	USD	108,757	3.7649	(93,193)
Bond - BRF SA BRFSBZ 4.35	Al Khan Foodstuff LLC	USD	3rd Qtr. 2026	USD	65,570	3.7649	(63,309)
							(230,825)
(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
24.4.3.	Commodities price risk
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	63

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on March 31, 2022 are set forth below:

03.31.22
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2022	46,482	ton	387.97	26,545
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3rd Qtr. 2022	68,638	ton	389.07	28,412
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4th Qtr. 2022	19,999	ton	409.44	4,135
Collar - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2nd Qtr. 2022	97,679	ton	457.77	15,763
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	2nd Qtr. 2022	14,999	ton	282.57	417
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	3rd Qtr. 2022	14,998	ton	263.12	778
Corn future - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2022	173,286	ton	1,680.37	7,796
Collar - buy	Corn purchase - floating price	Corn - B3	2nd Qtr. 2022	66,015	ton	1,604.70	526
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2022	2,800	ton	1,611.05	(1,187)
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2nd Qtr. 2022	1,100	ton	1,243.40	755
Collar - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2022	500	ton	1,256.63	301
							84,241
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
03.31.22
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise price (1)	Fair value
Parent company and consolidated
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2022	213,953	ton	218.10	(71,283)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2022	61,938	ton	197.41	(22,420)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2022	5,800	ton	216.21	(1,439)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2023	28,442	ton	212.15	(7,405)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2022	347,760	ton	1,409.04	(8,049)
Corn future - sell	Corn purchase - fixed price	Corn - B3	4th Qtr. 2022	24,651	ton	1,452.53	(418)
Corn future - sell	Corn purchase - fixed price	Corn - B3	1st Qtr. 2023	2,484	ton	1,433.33	(63)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2023	15,174	ton	1,226.62	-
							(111,077)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.
03.31.22
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities	Maturity	Notional		Exercise price	Fair value
Parent company and consolidated
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2022	USD	46,663	5.7357	39,374
Non-deliverable forward	Cost in USD	BRL	USD	3rd Qtr. 2022	USD	12,227	5.7418	9,131
Non-deliverable forward	Cost in USD	BRL	USD	4th Qtr. 2022	USD	1,254	6.0520	1,137
Non-deliverable forward	Cost in USD	BRL	USD	2nd Qtr. 2023	USD	6,034	6.4463	5,834
								55,476
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	64

24.5.	Effects of hedge instruments on financial information

The effects of the financial instruments for hedging exchange rate, commodities price and interest rates in the income (loss) for the period, in Other Comprehensive Income and in the financial position are set forth below:

Income for the period							Consolidated
03.31.22	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				11,930,576	-	-	11,930,576
Derivatives result		Operating Results	Cash flow	110,666	-	-	110,666
Net Revenue	26			12,041,242	-	-	12,041,242

Cost of Sales				-	(10,522,033)	-	(10,522,033)
Derivatives result		Operating Results	Cash flow / Fair value	-	(406,196)	-	(406,196)
Cost of Sales				-	(10,928,229)	-	(10,928,229)

Interests on loans and borrowings				-	-	(536,756)	(536,756)
Interest Rate Derivatives result		Interest expenses	Fair value	-	-	107,016	107,016
Foreign Exchange variation on assets and liabilities				1,313,706	-	-	1,313,706
Foreign Exchange Derivatives result		Financial Position	Not designated	(1,498,168)	-	-	(1,498,168)
Effects on Financial Result	28			(184,462)	-	(429,740)	(614,202)

Other Comprehensive Income							Consolidated
03.31.22		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	112,578	51,768	-	164,346
Non-derivative Instruments - non-current		Foreign investments	Net investment	210,404	-	-	210,404
Other Comprehensive Income (1)				322,982	51,768	-	374,750

Statement of financial position							Consolidated
03.31.22	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	169,365	(26,836)	35,881	178,410
Not designated derivatives		Financial Position	Not designated	(58,027)	-	-	(58,027)
Asset / (Liability) net				111,338	(26,836)	35,881	120,383

Derivative Instruments - current (2)		Operating Results	Cash flow	116,542	155,514	-	272,056
Non-derivative instruments – current		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative instruments – non-current		Operating Results	Cash flow	(548,640)	-	-	(548,640)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(230,825)	-	-	(230,825)
Other Comprehensive Income (1)				(1,107,876)	155,514	-	(952,362)

Derivatives result		Operating Results	Cash flow / Fair value	-	140,311	-	140,311
Inventories	7			-	140,311	-	140,311
(1)	All effects are presented gross of taxes.
(2)	Includes R$(1,630) related to the time value of the foreign exchange option contracts, and R$1,871 related to the time value of the commodity options contracts.
Statement of financial position							Consolidated
12.31.21	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(10,342)	47,620	(30,108)	7,170
Not designated derivatives		Financial Position	Not designated	(231,119)	-	-	(231,119)
Asset / (Liability) net				(241,461)	47,620	(30,108)	(223,949)

Derivative Instruments - current (3)		Operating Results	Cash flow	3,964	103,746	-	107,710
Non-derivative instruments – current		Operating Results	Cash flow	(444,953)	-	-	(444,953)
Non-derivative instruments – non-current		Operating Results	Cash flow	(548,640)	-	-	(548,640)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(441,229)	-	-	(441,229)
Other Comprehensive Income (2)				(1,430,858)	103,746	-	(1,327,112)

Derivatives result		Operating Results	Cash flow / Fair value	-	531,732	-	531,732
Inventories	7			-	531,732	-	531,732
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	65

On December 16, 2021, the Financial Risk Management Policy was amended and from this date, non-derivative financial instruments may only be designated as hedge instruments in net investment hedge relations. Thus, on December 16, 2021, the cash flow hedge relations presented below were discontinued because the hedging instruments were non-derivative financial instruments (loans) and no longer met the Company’s strategies and objectives.

03.31.22
Cash flow hedge - Non-derivative instruments	Hedged object	Liability	Maturity	Notional		Designation rate	Rate (1)	Balance (2)
Parent company and consolidated
Bond BRF SA BRFSBZ 5 7/8 (3)	USD Exports	USD	2nd Qtr. 2022	USD	150,000	2.0213	4.9877	(444,953)
Bond BRF SA BRFSBZ 3.95	USD Exports	USD	2nd Qtr. 2023	USD	150,000	2.0387	5.6963	(548,640)

								(993,593)
(1)	Average discontinuance rates.
(2)	Effective portion of the accumulated foreign exchange variations on the designated loans.
(3)	During the existence of the loan, there were early settlements with the corresponding discontinuance of the hedge relation.

The amounts above will be kept under Other Comprehensive Income until their respective months of maturity, according to the previous designation and effectiveness of each relationship.

Summarized financial position of derivative financial instruments:

	Parent company		Consolidated
	03.31.22	12.31.21	03.31.22	12.31.21
Assets
Designated as hedge accounting
Currency derivatives	169,391	27,617	169,391	27,617
Commodities derivatives	79,510	105,228	79,510	105,228
Interest rate derivatives	41,303	10,457	41,303	10,457
Not designated as hedge accounting
Currency derivatives	-	-	572	2,053
	290,204	143,302	290,776	145,355

Current assets	243,067	132,498	243,639	134,551
Non-current assets	47,137	10,804	47,137	10,804

Liabilities
Designated as hedge accounting
Currency derivatives	(26)	(36,676)	(26)	(37,959)
Commodities derivatives	(106,346)	(57,608)	(106,346)	(57,608)
Interest rate derivatives	(5,422)	(40,565)	(5,422)	(40,565)
Not designated as hedge accounting
Currency derivatives	(56,380)	(232,442)	(58,599)	(233,172)
	(168,174)	(367,291)	(170,393)	(369,304)

Current liabilities	(155,347)	(325,430)	(157,566)	(327,443)
Non-current liabilities	(12,827)	(41,861)	(12,827)	(41,861)
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	66

24.6.	Sensitivity analysis

The Management believes that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The amounts below represent the possible impacts (incremental results) of the hedging instruments and their respective hedged positions, considering situations of increase and decrease in the selected risk factors.

The information used in the preparation of the analysis is based on the position as of March 31, 2022, which has been described in the items above. The estimated values may differ significantly to numbers and results that will be effectively registered by the Company. Positive values indicate gains and negative values indicate losses.

	Scenario
Exchange rate - Balance	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	4.7378	2.3689	3.5534	4.2640	5.2116	5.9223	7.1067

Monetary Assets and Liabilities		3,076,101	1,538,051	615,220	(615,220)	(1,538,051)	(3,076,101)
Derivative Instruments - Not designated		(3,003,595)	(1,501,797)	(600,719)	600,719	1,501,797	3,003,595
Net effect		72,506	36,254	14,501	(14,501)	(36,254)	(72,506)

EUR	5.2561	2.6281	3.9421	4.7305	5.7817	6.5701	7.8842

Monetary Assets and Liabilities		277,131	138,565	55,426	(55,426)	(138,565)	(277,131)
Derivative Instruments - Not designated		(334,013)	(167,007)	(66,803)	66,803	167,007	334,013
Net effect		(56,882)	(28,442)	(11,377)	11,377	28,442	56,882

JPY	0.0390	0.0195	0.0293	0.0351	0.0429	0.0488	0.0585

Monetary Assets and Liabilities		(71,201)	(35,600)	(14,240)	14,240	35,600	71,201
Derivative Instruments - Not designated		48,775	24,388	9,755	(9,755)	(24,388)	(48,775)
Net effect		(22,426)	(11,212)	(4,485)	4,485	11,212	22,426

TRY	0.3228	0.1614	0.2421	0.2905	0.3551	0.4035	0.4842

Monetary Assets and Liabilities		(99,932)	(49,966)	(19,986)	19,986	49,966	99,932
Derivative Instruments - Not designated		35,534	17,767	7,107	(7,107)	(17,767)	(35,534)
Net effect		(64,398)	(32,199)	(12,879)	12,879	32,199	64,398

AOA	0.0108	0.0054	0.0081	0.0097	0.0118	0.0135	0.0161

Monetary Assets and Liabilities		(137,517)	(68,758)	(27,503)	27,503	68,758	137,517
Net effect		(137,517)	(68,758)	(27,503)	27,503	68,758	137,517
	Scenario
Exchange rate - Operating results	Base	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	4.7378	2.3689	3.5534	4.2640	5.2116	5.9223	7.1067

Revenue in USD		(483,256)	(241,628)	(96,651)	96,651	241,628	483,256
NDF		412,189	206,094	82,438	(82,438)	(206,094)	(412,189)
Collar		71,067	35,534	14,213	(14,213)	(23,491)	(53,982)
Net effect		-	-	-	-	12,043	17,085
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	67

	Scenario
Exchange rate - Operating results	Base (1)	- 50%	- 25%	- 10%	+ 10%	+ 25%	+ 50%
USD	4.7378	2.3689	3.5534	4.2640	5.2116	5.9223	7.1067

Cost of Sales		(156,770)	(78,385)	(31,354)	31,354	78,385	156,770
NDF		156,770	78,385	31,354	(31,354)	(78,385)	(156,770)
Net effect		-	-	-	-	-	-

Soybean Meal - CBOT	496	248	372	447	546	620	744

Cost of Sales		57,755	28,878	11,551	(11,551)	(28,878)	(57,755)
Collar		(19,829)	(7,484)	(2,859)	4,353	11,854	24,371
NDF		(32,721)	(16,361)	(6,544)	6,544	16,361	32,721
Net effect		5,205	5,033	2,148	(654)	(663)	(663)

Soybean Oil - CBOT	1,526	763	1,144	1,373	1,678	1,907	2,288

Cost of Sales		3,356	1,678	671	(671)	(1,678)	(3,356)
Collar		(668)	(178)	(165)	245	613	1,226
NDF		(2,130)	(1,065)	(426)	426	1,065	2,130
Net effect		558	435	80	-	-	-

Corn - CBOT	284	142	213	255	312	355	426

Cost of Sales		(39,741)	(19,871)	(7,948)	7,948	19,871	39,741
NDF		39,741	19,871	7,948	(7,948)	(19,871)	(39,741)
Net effect		-	-	-	-	-	-

Corn - B3	1,503	751	1,127	1,352	1,653	1,878	2,254

Cost of Sales		(113,285)	(56,643)	(22,657)	22,657	56,643	113,285
Collar		(42,615)	(17,499)	(2,794)	4,742	19,619	44,735
Future		162,646	81,323	32,529	(32,529)	(81,323)	(162,646)
Net effect		6,746	7,181	7,078	(5,130)	(5,061)	(4,626)
(1)	Base price of each commodity in USD/ton, except for Corn – B3 denominated in R$/ton.

24.7. Financial instruments by category

	Parent company
	03.31.22
	Amortized cost	Fair value through profit and loss	Total
Assets
Cash and bank	86,256	-	86,256
Cash equivalents	-	4,562,002	4,562,002
Marketable securities	-	347,677	347,677
Restricted cash	25,544	-	25,544
Trade accounts receivable	5,829,090	278,422	6,107,512
Other receivables	94,802	-	94,802
Derivatives designated as hedge accounting (1)	-	290,204	290,204

Liabilities
Trade accounts payable	(10,058,248)	-	(10,058,248)
Supply chain finance	(1,832,960)	-	(1,832,960)
Loans and borrowings (2)	(16,366,314)	(3,368,431)	(19,734,745)
Derivatives not designated	-	(56,380)	(56,380)
Derivatives designated as hedge accounting (1)	-	(111,794)	(111,794)
	(22,221,830)	1,941,700	(20,280,130)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	68

	Consolidated
	03.31.22
	Amortized cost	Fair value through other comprehensive income	Fair value through profit and loss	Total
		Equity instruments
Assets
Cash and bank	3,474,966	-	-	3,474,966
Cash equivalents	-	-	5,607,280	5,607,280
Marketable securities	391,962	11,091	358,053	761,106
Restricted cash	25,544	-	-	25,544
Trade accounts receivable	2,972,327	-	278,422	3,250,749
Other receivables	94,802	-	-	94,802
Derivatives not designated	-	-	572	572
Derivatives designated as hedge accounting (1)	-	-	290,204	290,204

Liabilities
Trade accounts payable	(11,241,411)	-	-	(11,241,411)
Supply chain finance	(1,832,960)	-	-	(1,832,960)
Loans and borrowings (2)	(19,208,804)	-	(3,368,431)	(22,577,235)
Derivatives not designated	-	-	(58,599)	(58,599)
Derivatives designated as hedge accounting (1)	-	-	(111,794)	(111,794)
	(25,323,574)	11,091	2,995,707	(22,316,776)
(1)	All derivatives are classified at fair value through profit and loss. Those designated as hedge accounting instruments have their gains and losses also affecting Equity and Inventories.
(2)	The part of the loans and borrowings that is object in a fair value hedge is classified as Fair value through profit and loss. The rest of the loans and borrowings balance is classified as amortized cost and those designated as cash flow or net investment hedge accounting instruments have their gains and losses also affecting Equity.

24.8.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company does not have financial instruments in this category.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the three-month period ended on March 31, 2022, there were no changes among the 3 levels of hierarchy.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	69

	Parent company
	03.31.22			12.31.21
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through profit and loss
Savings account and overnight	109,552	-	109,552	57,584	-	57,584
Bank deposit certificates	-	4,250,020	4,250,020	-	4,410,146	4,410,146
Financial treasury bills	332,653	-	332,653	324,771	-	324,771
Investment funds	18,625	-	18,625	19,079	-	19,079
Trade accounts receivable	-	278,422	278,422	-	335,566	335,566
Derivatives	-	290,204	290,204	-	143,302	143,302
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(168,174)	(168,174)	-	(367,291)	(367,291)
Loans and borrowings	-	(3,368,431)	(3,368,431)	-	(3,368,431)	(3,368,431)
	659,659	1,282,041	1,941,700	401,434	1,153,292	1,554,726

	Consolidated
	03.31.22			12.31.21
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial Assets
Fair value through other comprehensive income
Stocks	11,091	-	11,091	13,338	-	13,338
Fair value through profit and loss
Savings account and overnight	983,919	-	983,919	701,386	-	701,386
Term deposits	309,236	-	309,236	179,071	-	179,071
Bank deposit certificates	-	4,310,524	4,310,524	-	4,451,214	4,451,214
Financial treasury bills	332,653	-	332,653	324,771	-	324,771
Investment funds	23,556	-	23,556	35,718	-	35,718
Trade accounts receivable	-	278,422	278,422	-	335,566	335,566
Derivatives	-	290,776	290,776	-	145,355	145,355
Other titles	5,445	-	5,445	5,445	-	5,445
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(170,393)	(170,393)	-	(369,304)	(369,304)
Loans and borrowings	-	(3,368,431)	(3,368,431)	-	(3,368,431)	(3,368,431)
	1,665,900	1,340,898	3,006,798	1,259,729	1,194,400	2,454,129

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based on prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based on level 2 and are measured by discounted cash flows.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	70

		Parent company and Consolidated
			03.31.22		12.31.21
	Currency	Maturity	Book value	Fair value	Book value	Fair value
BRF S.A.
BRF SA BRFSBZ 5 7/8	USD	2022	(342,861)	(352,559)	(396,802)	(409,454)
BRF SA BRFSBZ 4 3/4	USD	2024	(1,423,014)	(1,441,322)	(1,653,847)	(1,726,951)
BRF SA BRFSBZ 3.95	USD	2023	(1,119,745)	(1,132,744)	(1,303,821)	(1,337,246)
BRF SA BRFSBZ 2 3/4	EUR	2022	(898,883)	(896,152)	(1,072,454)	(1,076,964)
BRF SA BRFSBZ 4 7/8	USD	2030	(3,273,273)	(3,150,477)	(3,914,280)	(3,993,593)
BRF SA BRFSBZ 5 3/4	USD	2050	(3,674,956)	(3,354,272)	(4,423,083)	(4,521,103)
Debenture - 1st Issue	BRL	2026	(860,572)	(838,317)	(823,946)	(821,444)
Debenture - 2nd Issue	BRL	2030	(2,373,467)	(2,361,605)	(2,351,363)	(2,382,298)
Debenture - 3rd Issue	BRL	2031	(1,065,476)	(909,984)	(1,034,706)	(915,353)
Parent company			(15,032,247)	(14,437,432)	(16,974,302)	(17,184,406)

BRF GmbH
BRF SA BRFSBZ 4.35	USD	2026	(2,336,534)	(2,308,194)	(2,779,725)	(2,854,701)
Consolidated			(17,368,781)	(16,745,626)	(19,754,027)	(20,039,107)

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information is prepared considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products, for which the characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and others: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers), healthcare (health and wellness), pet food, as well as commercialization of agricultural products.

The items not allocated to the segments are presented as Corporate and refer to relevant events not attributable to the operating segments.

The net sales by nature for each reportable operating segment is set forth below:

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	71

	Consolidated
	2022	2021
Net sales	Jan - Mar	Jan - Mar
Brazil
In-natura	1,434,335	1,347,424
Poultry	1,169,526	1,033,448
Pork and other	264,809	313,976
Processed	4,442,679	4,033,668
Other sales	6,144	11,841
	5,883,158	5,392,933

International
In-natura	4,574,197	4,030,870
Poultry	4,280,299	3,416,418
Pork and other	293,898	614,452
Processed	864,770	680,905
Other sales	57,561	109,292
	5,496,528	4,821,067

Other segments	661,556	377,977
	12,041,242	10,591,977

The income (loss) before financial results for each segment and for Corporate is set forth below:

	Consolidated
	2022	2021
	Jan - Mar	Jan - Mar
Brazil	(762,892)	374,478
International	151,103	174,824
Other segments	86,243	90,893
Sub total	(525,546)	640,195
Corporate	(1,531)	(12,284)
	(527,077)	627,911

The composition of the main effects not allocated to the operating segments and presented as Corporate is set forth below:

	Consolidated
	2022	2021
Corporate	Jan - Mar	Jan - Mar
Impairment and result in the sale of investments	-	119
Results with sale and disposal of fixed assets	1,991	5,655
Reversal/(provision) for tax and civil contingencies	(3,848)	(4,318)
Expenses with demobilization	57	(2,204)
Investigations involving the Company (note 1.4)	(180)	(5,237)
Expenses COVID-19 (1)	(1,210)	(7,942)
Other	1,659	1,643
	(1,531)	(12,284)
(1)	Mainly comprised of donations in Brazil, consultants and expenses with health and safety, which are not associated with the business segments.

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the three-month period ended March 31, 2022 and 2021.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	72

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Consolidated
	Goodwill		Trademarks		Total
	03.31.22	12.31.21	03.31.22	12.31.21	03.31.22	12.31.21
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,627,044	1,813,986	251,107	275,982	1,878,151	2,089,968
Other segments	456,256	459,699	474,875	474,875	931,131	934,574
	3,234,798	3,425,183	1,708,460	1,733,335	4,943,258	5,158,518

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s management, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

26.	NET SALES
	Parent company		Consolidated
	2022	2021	2022	2021
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Gross sales
Brazil	7,215,437	6,686,416	7,215,437	6,686,416
International	3,816,871	3,549,009	5,734,655	5,183,824
Other segments	467,223	390,088	796,367	416,640
	11,499,531	10,625,513	13,746,459	12,286,880

Sales deductions
Brazil	(1,332,279)	(1,293,483)	(1,332,279)	(1,293,483)
International	(47,200)	(4,582)	(238,127)	(362,757)
Other segments	(48,193)	(36,059)	(134,811)	(38,663)
	(1,427,672)	(1,334,124)	(1,705,217)	(1,694,903)

Net sales
Brazil	5,883,158	5,392,933	5,883,158	5,392,933
International	3,769,671	3,544,427	5,496,528	4,821,067
Other segments	419,030	354,029	661,556	377,977
	10,071,859	9,291,389	12,041,242	10,591,977
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	73

27.	OTHER OPERATING INCOME (EXPENSES), NET
	Parent company		Consolidated
	2022	2021	2022	2021
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Recovery of expenses (1)	66,678	59,954	68,750	59,956
Provision reversal	1,036	-	1,042	-
Scrap sales	2,848	2,978	3,468	3,015
Provision for civil and tax risks	(55,215)	(4,313)	(55,495)	(4,625)
Other employees benefits	(5,440)	(7,334)	(5,440)	(7,334)
Insurance claims costs	(15,561)	(3,176)	(15,648)	(3,411)
Gains (losses) on the disposal of non-financial assets	2,013	3,771	1,996	5,736
Demobilization expenses	57	(2,131)	57	(2,204)
Expected credit losses in other receivables	483	(340)	483	(340)
Other	(2,838)	(6,277)	(1,886)	(852)
	(5,939)	43,132	(2,673)	49,941
(1)	Includes recovery of PIS, COFINS and ICMS taxes on inputs, INSS and other in the amount of R$7,617 for three-month period ended March 31, 2022 (R$26,567 of recovery of PIS and COFINS taxes on inputs in the same period of previous year).

28.	FINANCIAL INCOME (EXPENSES), NET
		Parent company		Consolidated
		2022	2021	2022	2021
	Note	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Financial income
Interest on cash and cash equivalents	4	94,769	12,145	101,277	16,906
Income with marketable securities	5	14,798	6,655	29,037	14,137
Fair value through profit and loss		14,798	6,655	14,868	9,646
Amortized cost		-	-	14,169	4,491
Interest on recoverable taxes	9	63,827	77,522	63,963	77,538
Interest on other assets		17,702	12,557	18,667	12,714
Financial income on other assets		372	(9)	1,081	1,360
		191,468	108,870	214,025	122,655
Financial expenses
Interests on loans and borrowings	15	(382,871)	(364,329)	(429,740)	(414,940)
Interest with related parties	30	(66,353)	(75,445)	-	-
Interest on contingencies	21	(60,770)	(41,622)	(60,770)	(41,622)
Interest on leases	18	(42,269)	(43,673)	(47,131)	(55,289)
Interest on actuarial liabilities		(8,304)	(9,984)	(9,532)	(11,420)
Discount on assignment of credits		(33,067)	(12,216)	(34,464)	(14,131)
Bank expenses		(9,815)	(10,815)	(17,376)	(21,886)
Taxes on financial income		(8,877)	(5,717)	(9,574)	(6,717)
Put/Call Options Result - Business Combinations		-	-	-	102,293
Adjustment to present value	6 and 16	(179,170)	(143,096)	(175,030)	(143,379)
Other financial expenses		(19,498)	(4,031)	(20,248)	(19,326)
		(810,994)	(710,928)	(803,865)	(626,417)
Foreign exchange and monetary variations
Exchange rate variation on monetary assets and liabilities		3,333,288	(1,777,888)	1,313,706	(592,385)
Derivative results		(1,506,988)	473,197	(1,498,168)	493,507
		1,826,300	(1,304,691)	(184,462)	(98,878)
		1,206,774	(1,906,749)	(774,302)	(602,640)

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	74

29.	STATEMENT OF INCOME BY NATURE

The Company discloses its statement of income by function and thus presents below the details by nature:

	Parent company		Consolidated
	2022	2021	2022	2021
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
Costs of sales
Raw materials and supplies (1)	7,001,938	5,031,063	8,328,576	6,223,700
Salaries and employees benefits	1,052,615	1,013,235	1,153,770	1,037,911
Depreciation	508,204	444,840	537,137	485,709
Amortization	19,288	25,112	39,214	41,062
Other	775,984	684,139	869,532	707,941
	9,358,029	7,198,389	10,928,229	8,496,323

Sales expenses
Indirect and direct logistics expenses	707,513	553,522	681,725	561,033
Marketing	93,109	112,634	134,193	157,181
Salaries and employees benefits	258,387	256,101	359,876	347,819
Depreciation	41,583	43,436	71,598	75,021
Amortization	13,883	25,354	17,591	32,337
Other	157,637	118,541	225,619	168,907
	1,272,112	1,109,588	1,490,602	1,342,298

Administrative expenses
Salaries and employees benefits	45,557	51,860	75,909	92,218
Fees	14,371	14,761	14,416	14,761
Depreciation	5,685	8,769	8,607	15,559
Amortization	4,265	11,100	4,673	11,732
Other (2)	16,862	21,308	39,907	37,696
	86,740	107,798	143,512	171,966
(1)	Includes recoveries of ICMS, PIS and COFINS taxes on inputs, INSS credits and export credits in the amount of R$31,206 for three-month period ended March 31, 2022 (R$35,949 in the same period of previous year).
(2)	Includes reversal of provisions related to expenses with mergers and acquisitions in the amount of R$247 for three-month period ended March 31, 2022 (null in the same period of the previous year).

The Company incurred in expenses with internal research and development of new products of R$11,157 for the three-month period ended on March 31, 2022 in the parent company and in the consolidated (R$10,852 in the parent company and in the consolidated in the same period of the previous year).

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	75

30.	RELATED PARTIES

The balances of the transactions with related parties are as follows:

									Parent company
	Accounts receivable		Dividends and interest on shareholders' equity receivable		Trade accounts payable		Other rights		Advances and other liabilities
	03.31.22	12.31.21	03.31.22	12.31.21	03.31.22	12.31.21	03.31.22	12.31.21	03.31.22		12.31.21
Banvit	-	-	-	-	-	-	171	609	-		-
BRF Energia S.A.	-	-	-	-	(7,123)	(25,932)	-	-	-		-
BRF Foods GmbH	401,892	608,379	-	-	-	-	-	137	-		(61)
BRF Global GmbH	4,682,403	4,937,329	-	-	-	-	-	-	(7,658,857)	(1)	(10,562,776)
BRF GmbH	-	-	-	-	-	-	-	-	(1,521,111)	(2)	(1,830,251)
BRF Pet S.A.	4,668	3,489	-	-	(181)	(174)	514	588	-		-
Federal Foods	-	-	-	-	-	-	-	-	-		(517)
Hercosul Alimentos Ltda.	1,691	-	-	-	-	-	-	4	-		-
Hercosul International S.R.L.	173	-	-	-	-	-	-	-	-		-
Joody Al Sharqiya Food Production Factory LLC	-	-	-	-	-	-	53	62	-		-
Mogiana Alimentos S.A.	1,994	2,741	-	-	-	-	-	-	-		-
Sadia Alimentos S.A.	-	-	-	-	-	-	-	-	(4,306)		(4,265)
Sadia Chile S.A.	151,653	172,499	-	-	-	-	38	5	-		-
Sadia Uruguay S.A.	10,837	340	-	-	-	-	-	-	(42,539)		(41,655)
VIP S.A. Empreendimentos e Partic. Imob.	-	-	14	14	-	-	-	-	-		-
Marfrig Global Foods S.A.	7,040	9,252	-	-	(36,525)	(35,312)	-	-	-		-
Quickfood S.A.	7,609	8,690	-	-	-	-	-	-	-		-
Marfrig Alimentos S.A.	153	-	-	-	-	-	-	-	-		-
Total	5,270,113	5,742,719	14	14	(43,829)	(61,418)	776	1,405	(9,226,813)		(12,439,525)
(1)	The amount corresponds to export pre-payments, usual operation between the productive units in Brazil with the wholly-owned subsidiaries that operate as trading companies in the international market.
(2)	BRF S.A. performs reimbursement to certain subsidiaries for losses incurred in the normal course of their operations, generating liabilities recorded as Other Obligations with Related Parties.
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	76

	Consolidated
	Accounts receivable		Trade accounts payable
	03.31.22	12.31.21	03.31.22	12.31.21
Marfrig Global Foods S.A.	7,040	9,252	(36,525)	(36,058)
Marfrig Chile S.A.	1,979	1,434	(77)	(24)
Quickfood S.A.	7,609	8,690	-	-
Marfrig Alimentos S.A.	153	-	-	-
Total	16,781	19,376	(36,602)	(36,082)
BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	77

					Parent company
	Sales		Financial results, net		Purchases
	2022	2021	2022	2021	2022	2021
	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar	Jan - Mar
BRF Energia S.A.	-	-	-	-	(79,557)	(81,873)
BRF Foods GmbH	70,861	51,057	-	-	-	-
BRF Global GmbH	3,401,745	3,418,973	(65,428)	(74,938)	-	-
BRF Pet S.A.	3,213	2,934	-	-	(5)	-
Establecimiento Levino Zaccardi y Cia. S.A.	-	-	-	3	-	-
Hercosul Alimentos Ltda.	1,622	-	-	-	-	-
Hercosul International S.R.L.	188	-	-	-	-	-
Mogiana Alimentos S.A.	2,180	-	-	-	-	-
Sadia Alimentos S.A.	-	-	(42)	(42)	-	-
Sadia Chile S.A.	54,547	38,782	-	-	-	-
Sadia Uruguay S.A.	25,091	15,721	(883)	(468)	-	-
Marfrig Global Foods S.A.	22,561	-	-	-	(110,790)	-
Marfrig Chile S.A.	1,409	-	-	-	-	-
Quickfood S.A.	13,494	-	-	-	-	-
Marfrig Alimentos S.A.	242	-	-	-	-	-
Total	3,597,153	3,527,467	(66,353)	(75,445)	(190,352)	(81,873)

	Consolidated
	Sales	Purchases
	2022	2022
	Jan - Mar	Jan - Mar
Marfrig Global Foods S.A.	22,561	(124,775)
Marfrig Chile S.A.	3,474	(112)
Quickfood S.A.	13,494	-
Marfrig Alimentos S.A.	242	-
Total	39,771	(124,887)

The subsidiaries of the Company enter into loan agreements pursuant its cash management strategy. As of March 31, 2022, the balance of these transactions was R$1,938,212 (R$2,327,576 as of December 31, 2021) with a weighted average rate of 4.28% p.a. (4.27% p.a. as of December 31, 2021).

The Company made contributions related to the post-employment benefit plans of its employees to BRF Previdência, which holds these plans (note 20). Additionally, the Company leased properties owned by BRF Previdência, and for the three-month period ended on March 31, 2022 the total amount of lease payments was R$5,148 (R$5,161 in the same period of the previous year).

The Company maintains other transactions with related parties resulting from guarantees, transferences and donations to related associations and institutes, as well as leasing and other commercial transactions with related people and entities. Such transactions are compliant with the Related Party Transactions Policy and are not relevant, individually or in aggregate.

30.1.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	Consolidated
	2022	2021
	Jan - Mar	Jan - Mar
Salary and profit sharing	17,188	13,675
Short-term benefits (1)	363	194
Private pension	242	297
Termination benefits	530	749
Share-based payment	9,091	6,848
	27,414	21,763
(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers (non-statutory) received among remuneration and benefits the total amount of R$6,457 for the three-month period ended on March 31, 2022 (R$8,229 in the same period of the previous year).

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	78

31.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

Parent company		Consolidated
	03.31.22	03.31.22
Current	5,115,816	5,714,885
Non-current	2,902,821	3,210,341
April to december 2023	1,110,395	1,332,074
2024	617,797	684,114
2025	377,056	396,580
2026	269,748	269,748
2027 onwards	527,825	527,825
	8,018,637	8,925,226

32.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the three-month period ended on March 31, 2022:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: for the three-month period ended on March 31, 2022 amounted to R$140,200 in the parent company and R$184,504 in the consolidated (R$54,911 in the parent company and R$132,367 in the same period of the previous year).

33.	EVENTS AFTER THE REPORTING PERIOD
33.1.	Hyperinflationary economy – Turkey

Levels of inflation in Turkey have been high in the recent periods and exceeded 100% for the three-year cumulative inflation, according to the Turkish Statistical Institute. Based on this index and on qualitative analyses, is the Company concluded that Turkey is considered a hyperinflationary economy, and, therefore, the corresponding accounting procedures will be applied for the Company’s subsidiaries in Turkey from the second quarter of 2022.

33.2.	Nomination of members of the Board of Directors

On April 1, 2022, the members of the Board of Directors elected in the Ordinary and Extraordinary Shareholders’ Meeting occurred on March 28, 2022 took office.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	79

34.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and the issuance authorized by the Board of Directors on May 4, 2022.

BOARD OF DIRECTORS

Chairman	Marcos Antonio Molina dos Santos
Vice-Chairman (Independent)	Sérgio Agapito Lires Rial
Independent Member	Aldo Luiz Mendes
Independent Member	Altamir Batista Mateus da Silva
Independent Member	Deborah Stern Vieitas
Non-Independent Member	Eduardo Augusto Rocha Pocetti
Non-Independent Member	Márcia Aparecida Pascoal Marçal dos Santos
Independent Member	Pedro de Camargo Neto
Independent Member	Augusto Marques da Cruz Filho
Independent Member	Flavia Maria Bittencourt

FISCAL COUNCIL

Member	Attílio Guaspari
Member	Marco Antônio Peixoto Simões Velozo
Member	Bernardo Szpigel

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator (Independent)	Augusto Marques da Cruz Filho
Independent Member	Deborah Stern Vieitas
Non-Independent Member	Eduardo Augusto Rocha Pocetti
Independent Member	Manoel Cordeiro Silva Filho

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Chief Financial and Investor Relations Officer	Fabio Luis Mendes Mariano
Vice-President of Human Resources and Shared Services	Alessandro Rosa Bonorino
Vice-President of Institutional Relations, Reputation and Sustainability	Grazielle Tallia Parenti
Vice-President of Integrated Planning and Logistics	Leonardo Campo Dallorto
Vice-President of New Business	Marcel Sacco
Vice-President of Operations and Procurement	Vinícius Guimarães Barbosa

Marcos Roberto Badollato	Heitor Carpigiani de Paula
Accounting Director	Accountant – CRC 1SP336262/O-4

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	80

COMENTARY ABOUT THE BEHAVIOR OF THE COMPANY’S PROJECTIONS

On December 07, 2021, the Management disclosed certain estimates and expectations in connection with the Company updating the perspectives scenarios as follows:

(a) Investments estimates of, approximately, R$55 billion up to 2030, including disbursements made in 2021, setting up a prudent net financial leverage limit (ratio between net debt and Adjusted EBITDA of the 12 prior months) up to three times;

(b) Period between 2021 and 2024: expectation to achieve a net revenue of approximately R$65 billion, with a growing EBITDA twice the size in comparison to the last 12 months ended September 30, 2020;

(c) Period between 2025 and 2027: growth expectation of the net revenue and of the EBITDA of approximately 2,5 times in relation to the last 12 months ended September 30, 2020 and a revenue growth of more than 60% in the Brazilian market;

(d) Period between 2028 and 2030: expectation to reach a net revenue of more than R$100 billion and an EBITDA growth of more than 3,5 times in relation to the last 12 months ended September 30, 2020, average EBITDA Margin above 15%, average net margin of 6% and return on invested capital (“ROIC”) of 16%, approximately.

The projections disclosed above are mere forecast and reflect the current Management’s expectation in relation to BRF’s future. Nevertheless, these projections depend on volatile market conditions and factors that are not under the Company's control and, therefore, may differ in relation to numbers and results that will be effectively registered by the Company.

BREAKDOWN OF THE CAPITAL BY OWNER (NOT REVIEWED)

The shareholding position of the shareholders holding more than 5% of the voting stock, management and members of the Board of Directors is presented below:

	03.31.22		12.31.21
Shareholders	Quantity	%	Quantity	%
Major shareholders
Marfrig Global Foods S.A.	359,933,739	33.25	269,734,803	33.20
Caixa de Previd. dos Func. do Banco do Brasil	66,291,838	6.12	49,829,952	6.13
Fundação Petrobras de Seguridade Social - Petros	56,947,828	5.26	56,947,828	7.01
Kapitalo Investimentos Ltda.	56,475,080	5.22	40,784,398	5.02
Management
Board of Directors	4,600	0.01	6,314,932	0.78
Executives	897,182	0.08	917,317	0.11
Treasury shares	5,053,554	0.47	5,053,554	0.62
Other	536,869,425	49.59	382,890,462	47.13
	1,082,473,246	100.00	812,473,246	100.00

The Company is bound to arbitration in the Market Arbitration Chamber, as established by the arbitration clause in the by-laws.

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	81

INDEPENDENT AUDITORS’ REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of BRF S.A. (“the Company”) contained in the Quarterly Information Form - ITR for the quarter ended March 31, 2022, which comprises the statement of financial position as of March 31, 2022 and the respective statements of income (loss), comprehensive income (loss), changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company's management is responsible for the preparation of this individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this information in accordance with standards issued by the Comissão de Valores Mobiliários – CVM, applicable to the preparation of Quarterly Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International standards on review engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Quarterly Information Form – ITR referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by IASB, applicable to the preparation of Quarterly Information Form - ITR, and presented in accordance with the standards issued by the Comissão de Valores Mobiliários – CVM.

Emphasis of matter

We draw attention to explanatory note 1.4 to the interim financial information, individual and consolidated, which describe the investigations concluded by United States Government authorities and the ongoing investigations conducted by Brazilian Government authorities involving the Company, as well as their current and potential developments. In the current stage of the ongoing investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our conclusion is not qualified in respect of these matters.

Other matters - Statements of Value Added

The interim financial information mentioned above includes Statements of Value Added, individual and consolidated, for the three-month period ended March 31, 2022, prepared under the responsibility of the Company's management, presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures together with the review of the Quarterly Information, with the objective of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and whether their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in accordance with the criteria defined in this Pronouncement and consistent with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 04, 2022

KPMG Auditores Independentes Ltda

CRC 2SP014428/O-6

Original report in Portuguese signed by

Fabian Junqueira Sousa

Accountant CRC 1SP235639/O-0

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	82

OPINION OF THE AUDIT AND INTEGRITY COMMITTEE

The Audit and Integrity Committee of BRF S.A., in fulfilling its statutory and legal duties, examined the interim financial information (parent company and consolidated) for the three-month period ended on March 31, 2022, the Management Report and the review report issued without modification by KPMG Auditores Independentes.

There were no situations of significant divergence between the Company's Management, the independent auditors and the Audit Committee in relation to the Company's interim financial information.

Based on the documents reviewed and the explanations provided, the members of the Audit and Integrity Committee, undersigned, issued the opinion that the interim financial information are in a position to be approved.

São Paulo, May 4, 2022.

Augusto Marques da Cruz Filho

Coordinator (Independent)

Eduardo Augusto Rocha Pocetti

Non-Independent member

Deborah Stern Vieitas

Independent member

Manoel Cordeiro Silva Filho

Independent member

BRF S.A. | INTERIM FINANCIAL INFORMATION – March 31, 2022	83

STATEMENT OF EXECUTIVE BOARD ON THE INTERIM FINANCIAL INFORMATION AND INDEPENDENT AUDITOR’S REPORT

In compliance with the dispositions of sections V and VI of the article 25 of the CVM Instruction No. 480/09, the executive board of BRF S.A. states that:

(i)	reviewed, discussed and agreed with the Company's interim financial information for the three-month period ended on March 31, 2022, and
(ii)	reviewed, discussed and agreed with the opinions expressed in the audit report issued by KPMG Auditores Independentes on May 11, 2022 for the Company's interim financial information for the three-month period ended on March 31, 2022.

São Paulo, May 4, 2022.

Lorival Nogueira Luz Júnior

Global Chief Executive Officer

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

Alessandro Rosa Bonorino

Vice-President of Human Resources and Shared Services

Grazielle Tallia Parenti

Vice-President of Institutional Relations, Reputation and Sustainability

Leonardo Campo Dallorto

Vice-President of Integrated Planning and Logistics

Marcel Sacco

Vice-President of New Business

Vinícius Guimarães Barbosa

Vice-President of Operations and Procurement

BRF S.A. INTERIM FINANCIAL INFORMATION – March 31, 2022	84